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Filed Pursuant to Rule 424(b)(2)
Registration No. 333-105989

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 23, 2003)

4,000,000 Shares

Class A Common Stock

We are offering 4,000,000 shares of class A common stock.

Our class A common stock is listed on the New York Stock Exchange under the symbol "WTS." On December 10, 2003, the closing price of our class A common stock on the New York Stock Exchange was $19.40 per share.

Investing in our class A common stock involves risks. See "Risk factors" beginning on page S-7 of this prospectus supplement for more information.

	Per Share	Total

Public offering price	$19.00	$76,000,000
Underwriting discounts and commission	$1.00	$4,000,000
Proceeds to Watts Water Technologies, before expenses	$18.00	$72,000,000

We have granted the underwriters an option for a period of 30 days to purchase up to 600,000 additional shares of our class A common stock at the public offering price less the underwriting discounts and commissions to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about December 16, 2003.

JPMorgan
Robert W. Baird & Co.
McDonald Investments Inc.
Needham & Company, Inc.
Morgan Joseph & Co. Inc.

December 10, 2003

Prospectus supplement

About this prospectus supplement
Forward-looking statements
Summary
The offering
Risk factors
Use of proceeds
Price range of class A common stock
Selected consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Underwriting
Legal matters

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise provided in this prospectus supplement, trademarks identified by ® and ™ are registered trademarks or trademarks, respectively, of Watts Water Technologies, Inc. or its subsidiaries.

S-i

About this prospectus supplement

This prospectus supplement supplements the accompanying prospectus that is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under the shelf registration statement, we may sell class A common stock, preferred stock and debt securities, or any combination of these securities, in one or more offerings with a total offering price of up to $100,000,000. This prospectus supplement provides specific information about the offering of shares of our class A common stock under the shelf registration statement. You should carefully read this prospectus supplement, the accompanying prospectus and the information incorporated by reference. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should only rely on the information contained in the document with the latest date. Please refer to the information and documents listed under the heading "Where You May Find More Information" in the accompanying prospectus.

Forward-looking statements

This prospectus supplement, including the information incorporated by reference in this prospectus supplement, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included in this prospectus supplement, or in information incorporated by reference in this prospectus supplement, regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "predicts," "potential," "intends," "continue," "may," "plans," "projects," "will," "should," "could," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus supplement and the accompanying prospectus, particularly under the heading "Risk factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may be a party to or make. We do not assume any obligation to update any forward-looking statements.

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Summary

Because this is a summary, it does not contain all the information about Watts Water Technologies, Inc. that may be important to you. To understand the specific terms of the securities, you should read this prospectus supplement and the accompanying prospectus carefully. You should also carefully read the section entitled "Risk factors" in this prospectus supplement and in the accompanying prospectus and the documents identified under the caption "Where You May Find More Information" in the accompanying prospectus. Unless otherwise indicated, references to "we," "our," "ours," "us," "our company" and "the company" and "Watts Water Technologies" refer, collectively, to Watts Water Technologies, Inc. and its consolidated subsidiaries.

Watts Water Technologies

Our business

We are a leading supplier of products for use in the water quality, water safety, water flow control and water conservation markets in both North America and Europe. For more than 125 years, we have designed and manufactured products that promote the comfort and safety of people and the quality and conservation of water used in commercial, residential and light industrial applications. We believe that, within a majority of the markets we serve, we have the broadest product lines in terms of design distinction, size and configuration. Our principal product lines include:

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backflow preventers for preventing contamination of potable water caused by reverse flow within water supply lines and fire protection systems;

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point-of-use water filtration and reverse osmosis systems for both commercial and residential applications;

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thermostatic mixing valves for tempering water in commercial and residential applications;

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a wide range of water pressure regulators for both commercial and residential applications;

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water supply and drainage products for commercial and residential applications; and

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temperature and pressure relief valves for water heaters, boilers and associated systems.

Our products are sold to wholesale distributors such as Ferguson Enterprises, Inc., Hughes Supply, Inc., Hajoca Corp., and Pegler Ltd., major do-it-yourself, or DIY, chains such as The Home Depot, Inc. and Lowe's Companies, Inc., and original equipment manufacturers, or OEMs, such as Buderus AG, Siemens plc and Rheem Manufacturing Company. Most of our sales are for products that have been approved under regulatory standards incorporated into state and municipal plumbing, heating, building and fire protection codes in North America and Europe. We have consistently advocated the development and enforcement of plumbing codes and are committed to providing products to meet these standards, particularly for safety and control valve products. We maintain quality control and testing procedures at each of our manufacturing facilities in order to manufacture products in compliance with code requirements. Additionally, a majority of our manufacturing facilities are ISO 9000, 9001 or 9002 certified by the International Organization for Standardization.

Our growth strategy

Our "Water by Watts" strategy is to be the leading provider of water quality, water conservation, water safety and water flow control products for the residential and commercial markets in North America and Europe. Our growth objectives are to increase sales and earnings by growing sales within existing markets, expanding into new markets, making selected acquisitions and reducing manufacturing costs.

Growing sales within existing markets.    We intend to continue to introduce products in existing markets by enhancing our preferred brands, developing new complementary products, promoting plumbing code development to drive sales of safety and water quality products and continuously improving merchandising in both the DIY and wholesale distribution channels. For example, in 2000 we introduced the Sun-Touch® electric tile warming product that has been well received in the DIY market, sales of which grew to $4.3 million in 2002.

Expanding into new markets.    We continually target selected new markets based on growth potential. For example, we entered the DIY market through our acquisition of Jameco Industries in July 1994. Since then, we have increased our DIY sales to approximately $130 million for the twelve months ended September 30, 2003, primarily through internal growth driven by merchandising and new product introductions. We intend to continue to introduce new products appropriate for this market.

Making selected acquisitions.    We intend to continue to generate growth by targeting selected acquisitions, both in our core markets as well as new complementary markets. We have completed eleven acquisitions in the last three years. Our acquisition strategy focuses on businesses that manufacture preferred brand name products that address our themes of water quality, water safety, water conservation and water flow control. We target businesses that will provide us with one or more of the following: an entry to new markets, an increase in shelf space with existing customers, a new or improved technology or an expansion of the breadth of our Water by Watts offering. Our acquisition of Giuliani Anello, S.r.l., or Giuliani Anello, in July 2003 expanded our valve and filter product offerings in the heating applications market. Our acquisition of F&R Foerster and Rothman GmbH, or F&R, in July 2002 expanded our overall gauge product offering and increased our presence in both the French and German markets. Our acquisition of Hunter Innovations in May 2002 provided next-generation technology for backflow prevention devices for both the fire protection and plumbing markets. The improved product features include lighter weight, more compact design, better flow characteristics, improved serviceability and multiple end-connection options. Our acquisition of Premier Manufactured Systems, or Premier, in June 2001 marked our entry into the water filtration products market. Premier has a large share of the DIY market for reverse osmosis filtration. Our strategy is to continue to expand Premier's sales in the commercial markets, including OEMs, and the water quality dealer network.

Reducing manufacturing costs.    We are committed to reducing our manufacturing costs through a combination of expanding manufacturing in lower-cost countries and consolidating our diverse manufacturing operations in North America and Europe. In July 2002, we acquired ADEV Electronic SA, or ADEV, which provided us with a low-cost manufacturing plant in Tunisia. In March 2002, we formed a majority-owned joint venture in the People's Republic of China, with the Yuhuan County Cheng Guan Metal Hose Factory, or Cheng Guan. Cheng Guan manufactures hoses, hose connectors, multi-layer tubing, stainless steel-braided hoses and corrugated copper water heater connectors, all of which can be sold into the North American DIY market as well as through wholesale distribution. We believe that this joint venture provides a lower-cost manufacturing alternative to our current domestic manufacturing of these products. Also, many of our cast iron products are being outsourced from the U.S. to our existing Tianjin Tanggu Watts Valve joint venture, or TWT, which we established in September 1994. We also invested approximately $10.5 million to construct and equip a wholly-owned manufacturing plant in Tianjin, China, to manufacture brass and bronze plumbing products. We are near the completion of our plan to consolidate several of our manufacturing facilities both in North America and Europe. As part of our consolidation plan, we have closed seven facilities in North America and Europe. We anticipate that following the completion of our consolidation plan, together with shifting the manufacturing of certain of our products to lower-cost countries, we will save approximately $5.0 million per year in manufacturing costs at current production volumes.

Our industry

Competition for sales in the water quality, water safety, water flow control and water conservation markets is generally based on brand preference, engineering specifications, plumbing code requirements, price, technological expertise, delivery times and breadth of product offerings. The competitive environment in our industry is characterized by:

Consolidation of manufacturers.    Our industry has experienced significant consolidation over the past decade due to the benefits of increased scale and more complete offerings. Many of our competitors have made numerous acquisitions or been acquired themselves one or more times. We have made 31 acquisitions in the water quality, water safety, water flow control and water conservation markets since 1986. Despite the recent consolidation, our industry remains highly fragmented, with numerous competitors and continued opportunities for further acquisitions.

Consolidation of North American wholesale distributors.    The wholesale distribution channels for our products in North America are becoming more concentrated each year. For example, Hughes Supply, one of the largest wholesale distributors, has reported completing 27 acquisitions since January 31, 1997, significantly expanding its geographic presence. We believe that our product breadth and ability to act as a single source of supply makes us an attractive vendor to wholesale distributors in North America.

Growth of DIY market.    The DIY market in the U.S. has increased significantly in the past five years, growing from an estimated $48 billion in 1998 to an estimated $59 billion in 2002. We have experienced significant growth in sales of our products in the DIY market. We believe that our sales in the DIY market have increased primarily due to an increase in the number of DIY stores, our success in introducing new products into the DIY market, our ability to fill orders completely and on-time and the strength of our brand name.

Open-counter wholesalers.    Some wholesale distributors have responded to DIY competition by allowing contractor customers beyond the traditional wholesale counter and into the wholesale warehouse to select products. We have taken advantage of this trend by introducing merchandising of our products to interested wholesalers. We believe this merchandising will enhance our wholesale sales.

Market acceptance of imports.    Valves manufactured outside the U.S. are experiencing a wider acceptance among commercial end users. This has allowed us, as well as some of our competitors, to move more manufacturing to lower-cost overseas facilities. We currently manufacture products that represent approximately $45.5 million of sales in lower-cost majority or wholly-owned operations in China, Bulgaria and Tunisia.

Our competitive strengths

Focus on water-related products.    We focus on products for water-related markets, including water quality, water safety, water flow control and water conservation. Our ability to provide a broad array of products enables our customers to purchase many of their water related products and solutions from a single source. As wholesale distribution customers have been consolidating their vendor base to reduce costs, our broad product offerings help make us a more attractive vendor. We have consistently advocated the development and enforcement of plumbing codes and are committed to providing products to meet these standards, particularly for safety and control valve products. For example, we led the effort to include thermostatic scald protection in the American Society of Sanitary Engineers Standard ASSE 1016 and the subsequent adoption of that standard into national and state plumbing codes.

Brand preference and leading market positions.    We believe our leading product lines of backflow preventers, water pressure regulators and temperature and pressure relief valves have the highest brand name preference and brand name recognition in North America. We believe end-users of valves and related systems place a high premium on product quality and reliability and our strength and reputation in these areas have contributed to our leading market positions.

Successful track record of identifying and integrating acquisitions.    Our acquisition strategy focuses on companies that manufacture brand name products in water-related markets. Our experience in acquiring businesses has resulted in improved financial performance of the acquired companies, increased global presence and an expanded product line. Our cash flow provided by continuing operations has enabled us to fund our acquisition program while maintaining an investment grade rating for our debt securities.

Technological expertise and new product introduction.    We have developed technological expertise in the design and manufacture of water related products and solutions. Our annual new product sales in North America, measured as sales from products during their first 36 months after initial commercial launch, have increased from $850,000 in fiscal 1997 to $24.9 million in fiscal 2002.

Global manufacturing capabilities.    We believe our global network of manufacturing facilities and manufacturing expertise enables us to run a lean manufacturing process with low levels of inventory and a short backlog of orders. Our sophisticated equipment and processes in each of our manufacturing facilities allow us to shift manufacturing of a particular product across our global manufacturing network. We can therefore source our products globally according to costs and customer demand. In addition, we are continuing to source more of our manufacturing from lower-cost majority or wholly-owned operations in China, Bulgaria and Tunisia.

Efficient distribution and reduced transaction costs.    Over the past three years, we have made significant improvements in our distribution capabilities that have increased the quality of customer service and resulted in reduced transaction costs. We have upgraded our information technology systems, enabling us to increase our level of electronic data interchange, or EDI, transactions, which has improved delivery time and fill rates, allowing our customers to maintain lower inventories.

Experienced management team.    Our senior management team has significant experience in the design, manufacturing, distribution, merchandising and sales of products in our industry. The eight most senior members of our management team have an average of 11 years with our company and 20 years in our industry. In addition, this team has substantial experience in the acquisition and integration of businesses, aggressive cost management, global operations and efficient manufacturing techniques, all of which are critical to our long-term growth strategy.

Recent developments

On November 25, 2003, we entered into an agreement to acquire substantially all of the assets of Flowmatic Systems, Inc., located in Dunnellon, Florida, for $16.5 million in cash. Flowmatic designs and distributes reverse osmosis components and filtration equipment. The acquisition will expand our filtration product offering and broaden our distribution capabilities. We expect to complete the acquisition in January 2004.

On November 4, 2003, we declared a cash dividend of $.07 per share, payable December 12, 2003 to shareholders of record as of the close of business on December 1, 2003. This dividend represents an increase of $.01 per share over the dividends paid in each of our previous 10 fiscal quarters.

In October 2003, we changed our name from Watts Industries, Inc. to Watts Water Technologies, Inc. to more accurately reflect our strategic focus on providing solutions to our customers' water based needs.

Corporate Information

We were incorporated in Delaware in 1985. Our principal executive offices are located at 815 Chestnut Street, North Andover, Massachusetts 01845-6098 and our telephone number is (978) 688-1811. We maintain a web site at www.wattswater.com. The information contained on our web site is not part of this prospectus supplement or the accompanying prospectus.

The offering

Class A common stock offered	4,000,000 shares
Over-allotment option	We have granted the underwriters an option to purchase up to 600,000 shares of class A common stock solely to cover over-allotments.
Class A common stock to be outstanding after this offering	23,859,121 shares. This number excludes 7,605,224 shares of class A common stock issuable upon the conversion of outstanding shares of our class B common stock.
Use of proceeds
We expect to use the net proceeds from the sale of the class A common stock offered hereby to fund future acquisitions, including approximately $16.5 million to fund the Flowmatic acquisition, and for general corporate purposes.
Voting rights
Holders of our class A common stock have one vote per share of class A common stock. Holders of our class B common stock have ten votes per share of class B common stock. See "Description of Capital Stock" on page 11 of the accompanying prospectus for more information.
Dividends	We have paid cash dividends since our initial public offering in 1986. See "Price range of class A common stock" on page S-16 of this prospectus supplement for more information.
New York Stock Exchange symbol	WTS

The number of shares of our class A common stock to be outstanding after this offering is based on the number of shares of class A common stock outstanding as of December 10, 2003. This number does not include:

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an aggregate of 1,105,113 shares issuable upon exercise of stock options outstanding under our stock option plans as of the date of this prospectus supplement;

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an additional 1,837,710 shares available for future grant or issuance pursuant to our stock option plans;

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705,732 shares reserved for issuance under our management stock purchase plan;

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600,000 shares issuable upon exercise of the underwriters' over-allotment option; and

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7,605,224 shares reserved for issuance upon conversion of shares of our class B common stock.

Risk factors

You should carefully consider the risk factors set forth below, as well as the other information appearing in this prospectus supplement, the accompanying prospectus and the documents to which we refer you, including those incorporated by reference, before making an investment in our class A common stock.

Risk factors relating to our business.

We face intense competition and, if we are not able to respond to competition in our markets, our revenues may decrease.

Competitive pressures in our markets could adversely affect our competitive position, leading to a possible loss of market share or a decrease in prices, either of which could result in decreased revenues and profits. We encounter intense competition in all areas of our business. Additionally, customers for our products are attempting to reduce the number of vendors from which they purchase in order to reduce the size and diversity of their inventories and their transaction costs. To remain competitive, we will need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We may not have sufficient resources to continue to make such investments and we may be unable to maintain our competitive position. In addition, we anticipate that we may have to reduce the prices of some of our products to stay competitive, potentially resulting in a reduction in the profit margin for, and inventory valuation of, these products. Some of our competitors are based in foreign countries and have cost structures and prices in foreign currencies. Accordingly, currency fluctuations could cause our U.S. dollar-priced products to be less competitive than our competitors' products which are priced in other currencies.

Implementation of our acquisition strategy may not be successful, which could affect our ability to increase our revenues or our profitability.

One of our strategies is to increase our revenues and profitability and expand our markets through acquisitions that will provide us with complementary water-related products. We cannot be certain that we will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies without substantial costs, delays or other problems. Also, companies acquired recently and in the future may not achieve revenues, profitability or cash flows that justify our investment in them. We expect to spend significant time and effort in expanding our existing businesses and identifying, completing and integrating acquisitions. We expect to face competition for acquisition candidates which may limit the number of acquisition opportunities available to us, possibly leading to a decrease in the rate of growth of our revenues and profitability, and may result in higher acquisition prices. In addition, acquisitions may involve a number of special risks, including, but not limited to:

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adverse short-term effects on our reported operating results;

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diversion of management's attention;

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loss of key personnel at acquired companies; and

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unanticipated management or operational problems or legal liabilities.

Down economic cycles, particularly reduced levels of housing starts and remodeling, have an adverse effect on our revenues and operating results.

We have experienced and expect to continue to experience fluctuations in revenues and operating results due to economic and business cycles. The businesses of most of our customers, particularly plumbing and heating wholesalers and home improvement retailers, are cyclical. Therefore, the level of our business activity has been cyclical, fluctuating with economic cycles. We also believe our level of business activity is influenced by housing starts and renovation and remodeling, which are, in turn, heavily influenced by mortgage interest rates, consumer debt levels, changes in disposable income, employment growth and consumer confidence. If these and other factors cause a material reduction in housing and remodeling starts, our revenues and profits would decrease and result in a material adverse effect on our financial condition and results of operations.

Economic, political and other risks associated with international sales and operations could adversely affect our business and future operating results.

Since we sell and manufacture our products worldwide, our business is subject to risks associated with doing business internationally. Our business and future operating results could be harmed by a variety of factors, including:

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trade protection measures and import or export licensing requirements, which could increase our costs of doing business internationally;

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potentially negative consequences from changes in tax laws, which could have an adverse impact on our profits;

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the costs of hiring and retaining senior management in overseas operations;

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difficulty in staffing and managing widespread operations, which could reduce our productivity;

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costs of compliance with differing labor regulations, especially in connection with restructuring our overseas operations;

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laws of some foreign countries, which may not protect our intellectual property rights to the same extent as the laws of United States;

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unexpected changes in regulatory requirements, which may be costly and require significant time to implement; and

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political risks specific to foreign jurisdictions.

Fluctuations in foreign exchange rates could materially affect our reported results.

We are exposed to fluctuations in foreign currencies, as a significant portion of our sales and certain portions of our costs, assets and liabilities are denominated in currencies other than U.S. dollars. Approximately 36.2% of our sales during the nine months ended September 30, 2003 were from sales outside of the U.S. compared to 30.2% for the nine months ended September 30, 2002. For the nine months ended September 30, 2003, the appreciation of the euro against the U.S. dollar had a positive impact on sales of approximately $21.3 million. For the nine months ended September 30, 2002, the appreciation of the euro against the U.S. dollar had a positive impact on sales of approximately $3.5 million. For the twelve months ended December 31, 2002, the appreciation of the euro against the U.S. dollar had a positive impact on sales of approximately $7.9 million. For the twelve months ended December 31, 2001, the depreciation of the euro against the U.S. dollar had an adverse impact on sales of approximately $3.4 million. If our share of revenue in non-dollar denominated currencies continues to increase in future periods, exchange rate fluctuations will likely have a greater impact on our results of operations and financial condition.

There are significant risks in expanding our manufacturing operations in China.

As part of our strategy, we are shifting a significant portion of our manufacturing operations to China to reduce our production costs. Due to the outbreak of the SARS virus, some of these cost reduction efforts have been delayed, and there can be no assurance that we will not experience additional delays. This shift will subject a greater portion of our operations to the risks of doing business in China. The Chinese legal system is relatively new and lacks transparency, which gives the Chinese central and local government authorities a higher degree of control over our business in China than is customary in developed economies and makes the process of obtaining necessary regulatory approval in China inherently unpredictable. In addition, the protection accorded our proprietary technology and know-how under the Chinese legal system is not as strong as in the United States and, as a result, we may lose valuable trade secrets and competitive advantage.

Although the Chinese government has been pursuing economic reform and a policy of welcoming foreign investments for the past two decades, there can be no assurance that the Chinese government will not change its current policies in the future, making continued business operations in China difficult or unprofitable.

Reductions or interruptions in the supply of raw materials and increases in the prices of raw materials could reduce our profit margins and adversely impact our ability to meet our customer delivery commitments.

We require substantial amounts of raw materials, including bronze, brass and cast iron and substantially all of the raw materials we require are purchased from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers and changes in exchange rates and worldwide price levels. We are not currently party to any long-term supply agreements. Our inability to obtain adequate supplies of raw materials for our products at favorable prices, or at all, could have a material adverse effect on our business, financial condition or results of operations by decreasing our profit margins and by hindering our ability to deliver products to our customers on a timely basis. For example, in November 1994 one of a limited number of brass rod suppliers went on strike and simultaneously copper-based metals prices increased dramatically. The combination of these events caused an increase in our operating costs and adversely affected our financial results.

To the extent we are not successful in implementing our manufacturing restructuring plan, our results of operations and financial condition could be adversely affected.

Our manufacturing restructuring plan, which we began in 2001, was initiated to reduce our manufacturing costs. If our planned manufacturing plant consolidations in the United States and Europe and our production capability expansion in China are not successful, our results of operations and financial condition could be materially adversely affected.

If we cannot continue operating our manufacturing facilities at current or higher utilization levels, our results of operations could be adversely affected.

The equipment and management systems necessary for the operation of our manufacturing facilities may break-down, perform poorly or fail, resulting in fluctuations in our ability to manufacture our products and to achieve manufacturing efficiencies. We operate a number of manufacturing facilities, all of which are subject to this risk, and such fluctuations at any of these facilities could cause an increase in our production costs and a corresponding decrease in our profitability. For example, in 2001 one of our manufacturing facilities was shut down for a period of time as a result of a fire and we were required to source products from external vendors at substantially higher costs. We also have a vertically-integrated manufacturing process. Each segment is dependent upon the prior process and any breakdown in one segment will adversely affect all later components. Fluctuations in our production process may affect our ability to deliver products to our customers on a timely basis. Our inability to meet our delivery obligations could result in a loss of our customers and negatively impact our business, financial condition and results of operations.

If we experience delays in introducing new products or if our existing or new products do not achieve or maintain market acceptance, our revenues and our profitability may decrease.

Failure to develop new and innovative products or to custom design existing products could result in the loss of existing customers to competitors or the inability to attract new business, either of which may adversely affect our revenues. Our industry is characterized by:

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intense competition;

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changes in specifications required by our customers and/or plumbing codes;

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technically complex products; and

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constant improvement to existing products and introductions of new products.

We believe our future success will depend, in part, on our ability to anticipate or adapt to these factors and to offer, on a timely basis, products that meet customer demands. The development of new or enhanced products is a complex and uncertain process requiring the anticipation of technological and market trends. We may experience design, manufacturing, marketing or other difficulties, such as an inability to attract a sufficient number of experienced engineers, that could delay or prevent our development, introduction or marketing of new products or enhancements and result in unexpected expenses. Such difficulties could cause us to lose business from our customers and could adversely affect our competitive position; in addition, added expenses could decrease the profitability associated with those products that do not gain market acceptance.

Environmental compliance costs and liabilities could increase our expenses or reduce our profitability.

Our operations and properties are subject to extensive and increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and disposal and workplace safety. Such laws and regulations can impose substantial fines and sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We also could be required to halt one or more portions of our operations until a violation is cured. We could also be liable for the costs of property damage or personal injury to others. Although we attempt to operate in compliance with these environmental laws, we may not succeed in this effort at all times. The costs of curing violations or resolving enforcement actions that might be initiated by government authorities could be substantial.

Under certain environmental laws, the current and past owners or operators of real property may be liable for the costs of cleaning up contamination, even if they did not know of or were not responsible for such contamination. These laws also impose liability on any person who arranges for the disposal or treatment of hazardous waste at any site. Therefore, our ownership and operation of real property and our disposal of waste could lead to liabilities under these laws.

We have incurred, and expect to continue to incur, costs relating to these environmental matters. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean up requirements could require us to incur additional costs or become the basis for new or increased liabilities that could be significant. Environmental litigation, enforcement and compliance are inherently uncertain and we may experience significant costs in connection with environmental matters. For more information, see "Business—Legal proceedings" beginning on page S-42 of this prospectus supplement.

Third parties may infringe our intellectual property and we may expend significant resources enforcing our rights or suffer competitive injury.

We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. We have been limited from selling products from time-to-time because of existing patents.

We face risks from product liability and other lawsuits, which may adversely affect our business.

We may be subjected to various product liability claims or other lawsuits, including, among others that our products include inadequate or improper instructions for use or installation, or inadequate warnings concerning the effects of the failure of our products. In the event that we do not have adequate insurance or contractual indemnification, damages from these claims would have to be paid from our assets and could have a material adverse effect on our results of operations, liquidity and financial condition. In particular, if we settle or conclude litigation in a quarterly or annual reporting period, there could be a material impact on our operating results for that quarter or year. We, like other manufacturers and distributors of products designed to control and regulate fluids, face an inherent risk of exposure to product liability claims and other lawsuits in the event that the use of our products results in personal injury, property damage or business interruption to our customers. Although we maintain strict quality controls and procedures, including the testing of raw materials and safety testing of selected finished products, we cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for our products or components of our products. Although we have product liability and general insurance coverage, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost, or, if available, will be adequate to cover any such liabilities. For more information regarding certain legal proceedings, see "Business—Legal proceedings" beginning on Page S-42 of this prospectus supplement.

The requirements of FAS 142 may result in a write-off of all or a portion of our goodwill, which would negatively impact our operating results and financial condition.

If we are required to take an impairment charge to our goodwill in connection with the requirements of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," or FAS 142, our operating results may decrease and our financial condition may be harmed. As of September 30, 2003, we had goodwill, net of accumulated amortization, of $177.9 million, or 22.1% of our total assets and 53.6% of our total stockholders' equity. Under FAS 142, goodwill and identifiable intangible assets that have indefinite useful lives are no longer amortized. In lieu of amortization, we were required to perform an initial impairment review of goodwill and are required to perform annual impairment reviews thereafter. We have concluded that no impairment existed at January 1, 2002, the time of adoption of FAS 142 and at October 27, 2002, the time of our annual review. As required by FAS 142, we will perform an annual test for indications of goodwill impairment (or sooner if indicators exist).

The loss of a major customer could have an adverse effect on our results of operations.

Our largest customer, The Home Depot, Inc., accounted for approximately $63.0 million, or 10.2%, of our total net sales for the twelve months ended December 31, 2002, and $59.3 million, or 11.5% of our total net sales for the nine months ended September 30, 2003. Our second largest customer represented approximately 3.5% of our total net sales in 2002 and 3.6% for the nine months ended September 30, 2003. Our customers generally are not obligated to purchase any minimum volume of products from us and are able to terminate their relationships with us at any time. A significant reduction in orders or change in terms from The Home Depot, Inc. could have a material adverse effect on our future results of operations.

Certain indebtedness may limit our ability to pay dividends, incur additional debt and make acquisitions and other investments.

Our revolving credit facility and other senior indebtedness contain operational and financial covenants that restrict our ability to make distributions to stockholders, incur additional debt and make acquisitions and other investments unless we satisfy certain financial tests and comply with various financial ratios. If we do not maintain compliance with these covenants, our creditors could declare a default under our revolving credit facility and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of our indebtedness may be affected by changes in economic or business conditions beyond our control.

Risk factors associated with our class A common stock.

One of our stockholders can exercise substantial influence over our company.

As of December 10, 2003, Timothy P. Horne, a member of our board of directors, beneficially owned 27.9% of our outstanding shares of class A common stock and 95.1% of our outstanding shares of class B common stock, which represents 75.8% of the total outstanding voting power. After the 4,000,000 shares of class A common stock being offered by us are sold, Mr. Horne will beneficially own 24.4% of our outstanding shares of class A common stock and control 72.8% of the total outstanding voting power. As long as Mr. Horne controls shares representing at least a majority of the total voting power of our outstanding stock, Mr. Horne will be able to unilaterally determine the outcome of all stockholder votes and other stockholders will not be able to affect the outcome of any stockholder vote.

Shares of our class A common stock eligible for public sale could adversely affect the market price of our class A common stock.

As of December 10, 2003 there were outstanding 19,859,121 shares of our class A common stock and 7,605,224 shares of our class B common stock. All of the shares of class A common stock are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 under the Securities Act. In addition, under the terms of a registration rights agreement with respect to outstanding shares of our class B common stock, the holders of our class B common stock have rights with respect to the registration of the underlying class A common stock. Under these registration rights, the holders of class B common stock may require, on up to two occasions, that we register their shares for public resale. If we are eligible to use Form S-3 or a similar short-form registration statement, the holders of class B common stock may require that we register their shares for public resale up to two times per year. If we elect to register any shares of class A common stock for any public offering, the holders of class B common stock are entitled to include shares of class A common stock into which such shares of class B common stock may be converted in such registration. However, we may reduce the number of shares proposed to be registered in view of market conditions. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions. Pursuant to the exercise of these registration rights, we have registered the resale of 1,200,000 shares of our class A common stock on a Form S-3 shelf registration statement, of which 618,300 shares remain available for resale. If all of the available registered shares are sold into the public market the trading price of our class A common stock could decline.

Our class A common stock has insignificant voting power.

Our class B common stock entitles its holders to ten votes for each share and our class A common stock entitles its holders to one vote per share. As of December 10, 2003, our class B common stock constituted 27.7% of our total outstanding common stock and 79.3% of the total outstanding voting power and thus is able to exercise a controlling influence over our business. Upon completion of this offering, excluding shares issuable upon exercise of the underwriters' over-allotment option, class A common stock will constitute 75.8% of our total outstanding common stock and 23.9% of the total outstanding voting power.

The trading price of our class A common stock may be volatile.

The trading price of our class A common stock may be volatile and fluctuations in the trading price may result in substantial losses for investors. The trading price of our class A common stock could decline or fluctuate in response to a variety of factors, including, but not limited to, our failure to meet the performance estimates of securities analysts, changes in financial estimates of our revenues and operating results and/or buy/sell recommendations by securities analysts, the timing of announcements by us or our competitors concerning significant product line developments, contracts or acquisitions or publicity regarding actual or potential results or performance, fluctuation in our quarterly operating results caused by fluctuations in revenues and expenses, substantial sales of our class A common stock by our existing shareholders, general stock market conditions and other economic or external factors.

Provisions in our charter documents and Delaware law may prevent or delay an acquisition of us, which could decrease the value of our class A common stock.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include those that:

•
authorize the issuance of up to 5,000,000 shares of preferred stock in one or more series without a stockholder vote;

•
limit stockholders' ability to call special meetings; and

•
establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Delaware law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

Use of proceeds

We estimate that the net proceeds from the sale of our class A common stock in this offering will be approximately $71.6 million, after deducting the underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise the over-allotment in full, the net proceeds from this offering will be approximately $82.4 million. We will use the net proceeds from the sale of the class A common stock offered in this offering to fund future acquisitions, including approximately $16.5 million to fund the Flowmatic acquisition, and for general corporate purposes. Pending the application of the net proceeds, we expect to invest the proceeds in investment-grade, interest-bearing securities.

Price range of class A common stock

Our class A common stock is listed on the New York Stock Exchange under the symbol "WTS." The following table sets forth, for the periods indicated, the high and low closing sale prices of our class A common stock and the cash dividends per share paid on our common stock. There is no trading market for shares of our class B common stock.

	High	Low	Dividends

Fiscal Year ended December 31, 2001
1st Quarter	$17.20	$11.75	$.06
2nd Quarter	18.10	14.15	.06
3rd Quarter	16.30	11.70	.06
4th Quarter	15.40	12.75	.06
Fiscal Year ended December 31, 2002
1st Quarter	$17.22	$13.82	$.06
2nd Quarter	20.00	16.05	.06
3rd Quarter	20.12	15.82	.06
4th Quarter	18.30	14.80	.06
Fiscal Year ending December 31, 2003
1st Quarter	$16.75	$13.53	$.06
2nd Quarter	19.00	15.40	.06
3rd Quarter	19.55	17.27	.06
4th Quarter (through December 10, 2003)	20.55	17.48	.07

On December 10, 2003, the last reported sale price of our class A common stock on the New York Stock Exchange was $19.40 per share. As of December 10, 2003, there were 19,859,121 shares of our class A common stock outstanding and we had 138 holders of record of our class A common stock. A significant number of our shares are held by brokers and other institutions on behalf of our stockholders and we believe that the number of beneficial shareholders of our class A common stock was approximately 2,598 as of October 24, 2003. The number of record holders of our class B common stock as of December 10, 2003 was 11.

We have paid dividends since our initial public offering in 1986. We currently intend to declare and pay dividends on a regular basis. However, the payment and amount of future dividends is at the discretion of our board of directors and will depend on future earnings, capital requirements, our general financial condition, general business conditions and other factors. In addition, the terms of our revolving credit facility contain certain conditions and provisions that restrict our ability to pay dividends.

Selected consolidated financial data

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and notes and the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and the selected consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 have been derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors, and are incorporated by reference into this prospectus supplement. The selected consolidated statement of operations data for the nine month periods ended September 30, 2002 and 2003 and the selected consolidated balance sheet data as of September 30, 2002 and 2003 are derived from unaudited consolidated financial statements incorporated by reference into this prospectus supplement. The unaudited consolidated financial statements for the nine month periods have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and consolidated results of operations for these periods. The consolidated results of operations for the nine months ended September 30, 2003 are not necessarily indicative of results for the year ending December 31, 2003 or any future period.

When you read this selected financial data, it is important that you also read the historical financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the section of this prospectus supplement entitled "Management's discussion and analysis of financial condition and results of operations." The historical results are not necessarily indicative of future results.

	Twelve Months Ended December 31,			Nine Months Ended September 30,
(in thousands, except per share data)	2000	2001(1)	2002(2)	2002(3)	2003(4)
				(unaudited)

Statement of Operations Data:
Net sales	$516,100	$548,940	$615,526	$454,636	$514,713
Income from continuing operations	31,171	26,556	32,622	25,462	26,635
Income/(loss) from discontinued operations, net of taxes	(7,170)	—	—	—	(3,014)
Net income	24,001	26,556	32,622	25,462	23,621
Income per share from continuing operations—diluted	1.17	0.99	1.21	0.94	0.97
Income/(loss) per share from discontinued operations—diluted	(0.27)	—	—	—	(0.11)
Net income per share—diluted	0.90	0.99	1.21	0.94	0.86
Cash dividends declared per share	$0.268	$0.240	$0.240	$0.180	$0.180
Balance Sheet Data: (in thousands)
Total assets	$482,025	$520,470	$628,731	$631,422	$804,284
Long-term debt, net of current portion	$105,377	$123,212	$56,276	$159,978	$189,203

(1)
For the fiscal year ended December 31, 2001, net income includes the following pre-tax costs: restructuring and other costs of $1,454,000; inventory and other asset write-downs of $4,300,000; and $77,000 of other related charges. The after-tax cost of these items was $3,593,000.

(2)
For the fiscal year ended December 31, 2002, net income includes the following pre-tax costs: restructuring and other costs of $638,000; inventory and other asset write-downs of $2,491,000; and $960,000 of other related charges. The after-tax cost of these items was $2,552,000.

(3)
For the nine months ended September 30, 2002, net income includes the following pre-tax costs: restructuring and other costs of $218,000; inventory and other asset write-downs of $1,253,000; and $860,000 of other related charges. The after-tax cost of these items was $1,430,000.

(4)
For the nine months ended September 30, 2003, net income includes the following pre-tax costs: restructuring and other costs of $114,000; inventory and other asset write-downs of $458,000; and $455,000 of other related charges. The after-tax cost of these items was $640,000.

Management's discussion and analysis of
financial condition and results of operations

Overview

For more than 125 years, Watts Water Technologies has designed and manufactured products that promote the comfort and safety of people and the quality and conservation of water use in commercial, residential and light industrial applications. Our growth objectives are to increase sales and earnings by growing sales within existing markets, expanding into new markets, making selected acquisitions and reducing manufacturing costs.

We operate on a 52-week fiscal year ending on December 31. The nine month data contained in this Management's discussion and analysis reflects the results of operations for the 39-week period ended on the Sunday nearest September 30 of the respective year, but are presented as of September 30 for convenience.

Recent developments

On November 25, 2003, we entered into an agreement to acquire substantially all of the assets of Flowmatic Systems, Inc., or Flowmatic, located in Dunnellon, Florida, for $16.5 million in cash. Flowmatic designs and distributes reverse osmosis components and filtration equipment. The acquisition will expand our filtration product offering and broaden our distribution capabilities. We expect to complete the acquisition in January 2004.

On November 4, 2003, we declared a cash dividend of $.07 per share, payable December 12, 2003 to shareholders of record as of the close of business on December 1, 2003. This dividend represents an increase of $.01 per share over the dividends paid in our previous 10 fiscal quarters.

In October 2003, we changed our name from Watts Industries, Inc. to Watts Water Technologies, Inc. to more accurately reflect our strategic focus on providing solutions to our customers' water based needs.

Acquisitions

On July 30, 2003, a wholly-owned subsidiary of the company acquired Giuliani Anello, located in Cento (Ferrara) Bologna, Italy, for approximately $10.6 million in cash net of acquired cash of $1.4 million. Giuliani Anello manufactures and distributes valves and filters utilized in heating applications including strainer filters, solenoid valves, flow stop valves, stainless steel water filter elements and steam cleaning filters.

On April 18, 2003, a wholly-owned subsidiary of the company acquired Martin Orgee UK Ltd, or Martin Orgee, located in Kidderminster, West Midlands, United Kingdom for approximately $1.6 million in cash. Martin Orgee distributes a line of plumbing and heating products to the wholesale, commercial and OEM markets in the United Kingdom and Southern Ireland. Martin Orgee also assembles pumping groups for under-floor radiant heat systems.

On July 29, 2002, a wholly-owned subsidiary of the company acquired F&R, located in Neuenburg am Rhein, Germany, for approximately $2.3 million in cash less assumed net debt of $0.8 million. F&R manufactures and distributes a line of gauges predominately to the French and German OEM markets.

On July 15, 2002, a wholly-owned subsidiary of the company acquired ADEV, located in Rosieres, France and its closely affiliated distributor, E.K. Eminent A.B., or Eminent, located in Gothenburg, Sweden for approximately $12.9 million in cash less assumed net debt of $3.5 million. ADEV also has a low cost manufacturing facility located in Tunisia. ADEV manufactures and distributes electronic systems predominantly to the OEM market. Their product lines include thermostats and controls for heating, ventilation and air conditioning, control systems for hydronic and electric floor warming systems, and controls for other residential applications. Eminent distributes electronic controls, mechanical thermostats and other electric control related products throughout the European Nordic countries.

On May 9, 2002, a wholly-owned subsidiary of the company acquired Hunter Innovations of Sacramento, California for $25.0 million, of which approximately $10.0 million was paid in cash at the closing and the balance in interest bearing notes, payable in equal annual installments through 2006. Hunter Innovations was founded in 1995 and has developed a line of large backflow prevention devices that represent a significant advance in technology. The improved product features that are important to the backflow prevention markets include lighter weight, more compact design, better flow characteristics, improved serviceability and multiple end-connection and shutoff valve options.

On March 5, 2002, we entered into a joint venture with Cheng Guan, located in Taizhou, Zhejiang Province of the People's Republic of China. Cheng Guan is a manufacturer of a variety of plumbing products sold both into the Chinese domestic market and export markets. Its product lines were contributed to the joint venture and include hose, hose connectors, multi-layer tubing and stainless steel braided hose. The joint venture is owned 60% by us and 40% by our Chinese partner. We have invested $8.0 million to obtain this 60% interest.

The acquisitions above have been accounted for utilizing the purchase method of accounting. The pro-forma results have not been displayed, as the combined results of acquired companies are not significant to our consolidated financial position or results of operation.

Results of operations

Nine months ended September 30, 2003 compared to nine months ended September 30, 2002

Net Sales.    Net sales for the nine months ended September 30, 2003 increased $60,077,000 (13.2%) to $514,713,000 compared to $454,636,000 for the same period in 2002. The increase in net sales is attributable to the following:

(dollars in thousands)

Internal Growth	$15,522	3.4%
Acquisitions	20,987	4.6%
Foreign Exchange	23,568	5.2%

Total Change	$60,077	13.2%

The increase in net sales from internal growth is primarily attributable to increased units sales in the DIY market in North America and increased unit sales in the OEM market in Europe. The growth in net sales from acquired businesses is due to the inclusion of the net sales of Cheng Guan, our most recent China joint venture, which we established on March 5, 2002; ADEV and Eminent, acquired on July 15, 2002; F&R, acquired on July 29, 2002; Martin Orgee acquired on April 18, 2003; and Giuliani Anello acquired on July 30, 2003. The favorable impact of foreign exchange is due primarily to the euro and the Canadian dollar appreciating against the U.S. dollar compared to the same period in 2002. We cannot predict whether the euro or the Canadian dollar will continue to appreciate against the U.S. dollar in future periods or whether future foreign exchange rate fluctuations will have a positive or negative impact on our net sales.

We monitor our net sales in three geographical segments: North America, Europe and Asia. As outlined below, North America, Europe and Asia accounted for 68.4%, 29.0% and 2.6% of net sales, respectively, in the nine months ended September 30, 2003, compared to 74.3%, 22.4% and 3.3% of net sales, respectively, in the nine months ended September 30, 2002:

	Nine Months Ended September 30,
(in thousands)	2003	2002	Change

North America	$352,118	$337,693	$14,425
Europe	149,109	102,006	47,103
Asia	13,486	14,937	(1,451)

Total	$514,713	$454,636	$60,077

The increase in net sales in North America is due to increased unit shipments in the DIY market. The increase in net sales in Europe is primarily due to the ADEV, Eminent, F&R, Martin Orgee and Giuliani Anello acquisitions, increased unit shipments in the OEM market, and the appreciation of the euro against the U.S. dollar. The decrease in net sales in Asia is primarily due to decreased unit shipments in the domestic Chinese market and the adjustment of $2,200,000 made in the second quarter of 2003 for previously recorded sales at our TWT joint venture in Tianjin, as partially offset by the inclusion of our Cheng Guan joint venture which we established on March 5, 2002.

Gross profit.    Gross profit for the nine months ended September 30, 2003 increased $18,484,000 (11.9%) to $173,702,000 from $155,218,000 for the comparable period last year and decreased as a percentage of net sales to 33.7% from 34.1%. We charged $913,000 and $1,873,000 of costs associated with our manufacturing restructuring plan to cost of sales for the nine months ended September 30, 2003 and 2002, respectively. The gross profit increase is primarily attributable to improved manufacturing efficiencies and increased sales volume in both North America and Europe, the inclusion of the gross profit of acquired companies and the appreciation of the euro and Canadian dollar against the U.S. dollar partially offset by inventory write-downs, increased sales rebates and returns and other net adjustments at our TWT joint venture located in Tianjin, China, and start-up costs and under absorbed manufacturing costs due to a delay in production at our new manufacturing plant in China. The gross profit percentage decrease is primarily due to inventory write-downs and other net adjustments at our TWT joint venture located in Tianjin, China, and start-up costs and under absorbed manufacturing costs due to a delay in production at our new wholly-owned manufacturing plant in China.

Selling, general and administrative expense.    Selling, general and administrative expenses for nine months ended September 30, 2003 increased $13,464,000 (12.3%) to $123,361,000 compared to $109,897,000 for the same period in 2002. This increase is attributable to the appreciation of the euro and Canadian dollar against the U.S. dollar compared to the prior period, the inclusion of selling, general and administrative expenses of acquired companies and an increase in professional fees and pension and product liability expenses.

Restructuring expense.    Restructuring expense for the nine months ended September 30, 2003 was $114,000 compared to $218,000 for the nine months ended September 30, 2002. Restructuring expense is for severance costs associated with our manufacturing restructuring plan.

Operating income.    Operating income for the nine months ended September 30, 2003 increased $5,124,000 (11.4%) to $50,227,000 compared to $45,103,000 for the same period in 2002 due to increased gross profit, partially offset by increased selling, general and administrative expenses. The manufacturing restructuring plan costs reduced operating income by $1,027,000 and $2,091,000 in the nine months ending September 30, 2003 and 2002, respectively.

Our operating income/(loss) by segment for the nine months ended September 30, 2003, and 2002 was as follows:

	Nine Months Ended September 30,
(in thousands)	2003	2002	Change

North America	$50,704	$43,876	$6,828
Europe	15,623	10,414	5,209
Asia	(2,854)	742	(3,596)
Corporate	(13,246)	(9,929)	(3,317)

Total	$50,227	$45,103	$5,124

The increase in operating income in North America is primarily due to increased sales volume and reduced factory overhead spending offset by increased pension and worker's compensation expense. The increased operating income in Europe is primarily due to increased sales volume, the euro appreciating against the U.S. dollar and the inclusion of operating earnings of acquired companies. The decrease in operating income in China is due to inventory write-downs and other net adjustments at our TWT joint venture and under absorbed manufacturing costs due to a delay in production and start up costs associated with our new wholly-owned manufacturing plant in China. Corporate expenses are primarily for compensation expense, professional fees, including legal and audit expenses, product and general liability insurances. The increase in corporate expenses is primarily due to increased professional fees and product liability and pension expenses. See—"Application of critical accounting policies and key estimates" on pension expense.

Interest expense.    Interest expense increased $1,987,000 (30.2%) in the nine months ended September 30, 2003 to $8,563,000 compared to $6,576,000 for the same period in 2002, primarily due to the inclusion of the $125,000,000 senior notes which we issued on May 15, 2003. On December 1, 2003 we will repay in full our $75,000,000 8 3/8% notes and expect that future interest expense will decrease as a result. On September 1, 2001, we entered into an interest rate swap with respect to our $75,000,000 8 3/8% notes due December 2003. The swap converted the interest from fixed to floating. On August 5, 2002, we sold the swap and received $2,315,000 in cash. In the nine months ended September 30, 2003, we reduced interest expense by $1,179,000 by amortizing the adjustment to the fair value. In the nine months ended September 30, 2002, we reduced interest expense by $1,318,000 for the effectiveness of the swap. The amortization of the swap will be completed upon repayment of the $75,000,000 8 3/8% notes. On July 1, 2003, we entered into an interest rate swap for a notional amount of 25,000,000 euro outstanding on our revolving credit facility. We swapped the variable rate from the revolving credit facility, which is three month EURIBOR plus 0.7%, for a fixed rate of 2.33%.

Income taxes.    Our effective tax rate for continuing operations for the nine months ended September 30, 2003 increased to 38.0% from 34.7% for the nine months ended September 30, 2002. The increase is primarily due to losses in China for which we have not received a tax benefit in accordance with FAS 109 and because certain of our Chinese entities are in a tax holiday under Chinese law, which allows certain newly formed companies to pay no, or a reduced amount of, income tax for a certain period of time.

Income from continuing operations.    Income from continuing operations for the nine months ended September 30, 2003 increased $1,173,000 (4.6%) to $26,635,000, or $0.97 per common share, compared to $25,462,000 or $0.94 per common share, for the nine months ended September 30, 2002, in each case, on a diluted basis. The appreciation of the euro against the U.S. dollar resulted in a positive impact on income from continuing operations of $0.05 per share for the nine months ended September 30, 2003 compared to the comparable period in 2002. We cannot predict whether the euro will continue to appreciate against the U.S. dollar in future periods or whether future foreign exchange rate fluctuations will have a positive or negative impact on our net income.

Loss from discontinued operations.    We recorded a charge net of tax to discontinued operations for the nine months ended September 30, 2003 of $3,014,000, or ($0.11) per common share on a diluted basis. The charge is primarily attributable to legal expenses associated with the litigation involving the James Jones Company. We also recorded a charge in the second quarter of 2003 attributed to payments to be made to the selling shareholders of the James Jones Company pursuant to our original purchase agreement.

Twelve months ended December 31, 2002 compared to twelve months ended December 31, 2001

Net sales.    Net sales for the twelve months ended December 31, 2002 increased $66,586,000 (12.1%) to $615,526,000 compared to $548,940,000 for the same period in 2001. The increase in net sales is attributable to the following:

(dollars in thousands)

Internal Growth	$11,773	2.1%
Acquisitions	47,080	8.6%
Foreign Exchange	7,733	1.4%

Total Change	$66,586	12.1%

The increase in net sales from internal growth is primarily attributable to increased unit sales in the do-it-yourself (DIY) market in North America. The growth in net sales from acquired businesses is due to the inclusion of the net sales from Powers Process Controls of Skokie, Illinois, acquired on September 28, 2001; Premier of Phoenix, Arizona, acquired on June 13, 2001; Fimet of Milan, Italy, acquired on June 1, 2001; Cheng Guan, our joint venture, which we established on March 5, 2002; ADEV and Eminent, acquired on July 15, 2002; and F&R acquired on July 29, 2002. The increase in foreign exchange is due primarily to the euro appreciating against the U.S. dollar compared to the same period in 2001.

We monitor our net sales in three geographical segments: North America, Europe and Asia. As outlined below, North America, Europe and Asia accounted for 73.1%, 23.7% and 3.2% of net sales, respectively, in the twelve months ended December 31, 2002 compared to 75.7%, 22.1%, and 2.2%, respectively, in the twelve months ended in December 31, 2001.

Our net sales in each of these geographic segments for the twelve months ended December 31, 2002 and 2001 were as follows:

	Twelve Months Ended December 31,
(in thousands)	2002	2001	Change

North America	$450,233	$415,689	$34,544
Europe	145,629	121,228	24,401
Asia	19,664	12,023	7,641

Total	$615,526	$548,940	$66,586

The increase in net sales in North America is due to the inclusion of Powers Process Controls and Premier, as well as increased unit sales to the DIY market. The increase in net sales in Europe is due to the inclusion of Fimet, ADEV, Eminent and F&R and the appreciation of the euro against the U.S. dollar. The increase in net sales in Asia is primarily due to the inclusion of our Chen Guan joint venture.

Gross profit.    Gross profit for the twelve months ended December 31, 2002 increased $25,188,000 (13.7%) from the comparable prior year period and increased as a percentage of net sales to 33.9% from 33.4%. We charged $2,907,000 and $4,253,000 of costs associated with our manufacturing restructuring plan to cost of sales in 2002 and 2001, respectively. Excluding the cost associated with the manufacturing restructuring plan in 2002 and 2001, gross profit would have increased $23,842,000 (12.7%) and would have increased as a percentage of net sales to 34.4% from 34.2%.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased $18,758,000 (14.2%) to $150,553,000 from $131,795,000 for the comparable prior year period. This increase is attributable to the inclusion of the selling, general and administrative expenses of acquired companies, an increase in the cost of product and general liability insurance and administrative start-up costs associated with our new manufacturing plant in China. We adopted Financial Accounting Standards Board Statement No. 142 "Goodwill and Other Intangibles" (FAS 142) on January 1, 2002, and accordingly did not record any goodwill amortization for fiscal 2002. We recorded goodwill amortization of $3,220,000 as part of our selling, general and administrative expenses for fiscal 2001.

Restructuring and other charges.    Restructuring and other charges for the twelve months ended December 31, 2002 decreased $816,000 (56.1%) to $638,000 compared to $1,454,000 for the same period in 2001. These costs are primarily for severance costs. The costs related to the twelve months ended December 31, 2002 were for 24 employees, 12 of which have been terminated as of December 31, 2002, compared to the costs related to December 31, 2001 which were for 14 employees, all of which have been terminated as of December 31, 2002.

Operating income.    Operating income for the twelve months ended December 31, 2002 increased $7,246,000 (14.4%) to $57,529,000 compared to $50,283,000 for the same period in 2001 due to increased gross profit and the cessation of goodwill amortization, partially offset by increased other selling, general and administrative expenses. Operating income by segment for the twelve months ended December 31, 2002 and 2001 was as follows:

	Twelve Months Ended December 31,
(in thousands)	2002	2001	Change

North America	$57,266	$47,346	$9,920
Europe	13,107	11,256	1,851
Asia	(230)	1,365	(1,595)
Corporate	(12,614)	(9,684)	(2,930)

Total	$57,529	$50,283	$7,246

The increase in North America is due to increased gross profit, primarily due to the inclusion of operating results of acquired companies partially offset by increased premiums for product and general liability insurance. The increase in Europe is due to the inclusion of the operating results of acquired companies and the euro appreciating against the U.S. dollar compared to the prior year. The decrease in China is primarily due to increased bad debt and warranty expense. Corporate expenses are primarily for compensation expense, professional fees, including legal and audit expenses and product liability and general liability insurances. The increase in corporate expenses is primarily due to increased legal and audit expenses and administrative start-up costs associated with our new manufacturing plant in China.

Interest expense.    Interest expense for the twelve months ended December 31, 2002 decreased $730,000 (7.7%) to $8,692,000 compared to $9,422,000 for the same period in 2001, primarily due to lower interest rates on variable rate indebtedness and capitalized construction period interest on our startup manufacturing plant in China, partially offset by the increased levels of debt incurred to fund acquisitions. On September 1, 2001, we entered into an interest rate swap with respect to our $75,000,000 8 3/8% notes due December 2003. The swap converted the interest from fixed to floating. On August 5, 2002, we sold the swap and received $2,315,000 in cash. Interest expense for the twelve months ended December 31, 2002 has been reduced by $1,711,000 from the benefit of the swap while active and by the amortization of the adjustment to the fair value subsequent to the sale of the swap.

Income taxes.    Our effective tax rate for continuing operations for the twelve months ended December 31, 2002, increased to 35.0% from 33.9% for the comparable prior year period. The increase is primarily due to a change in our earnings mix to jurisdictions with higher tax rates. Also in 2001, the costs for the manufacturing restructuring plan were recorded in tax jurisdictions with tax rates higher than our effective rate, which caused the overall effective rate for 2001 to be lower than would normally be expected. Excluding the impact of the after-tax manufacturing costs and goodwill amortization in both 2002 and 2001, the effective tax rate would have increased to 35.2% from 32.2%.

Net income from continuing operations.    Net income from continuing operations for the twelve months ended December 31, 2002 increased $6,066,000 (22.8%) to $32,622,000, or $1.21 per common share compared to $26,556,000, or $0.99 per common share, for the twelve months ended December 31, 2001 on a diluted basis.

Twelve months ended December 31, 2001 compared to twelve months ended December 31, 2000

Net sales.    Net sales for the twelve months ended December 31, 2001 increased $32,840,000 (6.4%) to $548,940,000 compared to $516,100,000 for the same period in 2000. The increase in net sales is attributable to the following:

(dollars in thousands)

Internal Growth	$(12,764)	(2.4)%
Acquisitions	50,203	9.7%
Foreign Exchange	(4,599)	(0.9)%

Total Change	$32,840	6.4%

The decrease in net sales from internal growth is attributable to decreased unit sales to North American and European plumbing and heating wholesalers resulting from the continued weakness in the North American plumbing market and the weakened European economy. These decreases were partially offset by increased unit sales in the DIY market. The growth in net sales from acquired businesses is due to the inclusion of the net sales from Powers Process Controls of Skokie, Illinois, acquired on September 28, 2001, Premier of Phoenix, Arizona, acquired on June 13, 2001, Fimet of Milan, Italy, acquired on June 1, 2001, Dumser Metallbau GmbH & Co., KG of Landau, Germany, acquired on January 5, 2001, the business acquired from Chiles Power Supply and Bask, LLC of Springfield, Missouri, now doing business as Watts Radiant, acquired on August 30, 2000, and McCraney, Inc. of Santa Ana, California, doing business as Spacemaker, acquired on May 12, 2000. The decrease in foreign exchange is due primarily to the devaluation of the euro against the U.S. dollar compared to the same period in 2000.

We monitor our net sales in three geographical segments: North America, Europe and Asia. As outlined below, North America, Europe and Asia accounted for 75.7%, 22.1% and 2.2% of net sales, respectively, in the twelve months ended December 31, 2001 compared to 77.6%, 20.0%, and 2.4%, respectively, in the twelve months ended December 31, 2000. Our net sales in each of these geographic segments for the twelve months ended December 31, 2001 and 2000 were as follows:

	Twelve Months Ended December 31,
(in thousands)	2001	2000	Change

North America	$415,689	$400,384	$15,305
Europe	121,228	103,085	18,143
Asia	12,023	12,631	(608)
Total	$548,940	$516,100	$32,840

The increase in net sales in North America is due to the inclusion of Powers Process Controls, Premier, Watts Radiant, and Spacemaker acquisitions, as well as increased unit sales to the DIY market, partially offset by decreased unit sales to plumbing and heating wholesalers. The increase in net sales in Europe is due to the inclusion of Fimet and Dumser, partially offset by decreased unit sales to European plumbing and heating wholesalers and the euro's devaluation against the U.S. dollar.

Gross profit.    Gross profit for the twelve months ended December 31, 2001 decreased $1,772,000 (1.0%) from the comparable prior year period and decreased as a percentage of net sales to 33.4% from 35.9%. We charged $4,253,000 of costs associated with our manufacturing restructuring plan to cost of sales. Excluding these manufacturing restructuring costs, the gross profit would have increased $2,481,000 and declined as a percentage of sales to 34.2% from 35.9%. This decreased percentage is primarily attributable to an unfavorable sales mix caused by the decreased sales to plumbing and heating wholesalers as well as the inclusion of the gross margin of acquired companies, which operated at a lower gross margin than the remainder of our business.

Selling, general and administrative expense.    Selling, general and administrative expenses increased $6,478,000 (5.2%) to $131,795,000 from $125,317,000 for the comparable prior year period. This increase is attributable to the inclusion of the selling, general and administrative expenses of acquired companies, partially offset by the lower exchange rate of the euro relative to the U.S. dollar and reduced spending levels.

Restructuring and other charges.    Restructuring and other charges are primarily severance and related costs in the current year for 14 employees, 13 of which were terminated as of December 31, 2001.

Operating Income.    Operating income for the twelve months ended December 31, 2001 decreased $9,704,000 (16.2%) to $50,283,000 compared to the same period in 2000 due to reduced gross profit and manufacturing restructuring costs. Operating income by segment for the twelve months ended December 31, 2001 and 2000 was as follows:

	Twelve Months Ended December 31,
(in thousands)	2001	2000	Change

North America	$47,346	$55,661	$(8,315)
Europe	11,256	13,225	(1,969)
Asia	1,365	882	483
Corporate	(9,684)	(9,781)	97

Total	$50,283	$59,987	$(9,704)

The decrease in both North American and European operating income is due to decreased unit sales to plumbing and heating wholesalers and manufacturing restructuring plan costs. These decreases were partially offset by the operating earnings of acquired companies. The increase in China is primarily due to decreased bad debt expense due to the stabilization of the accounts receivable aging in the domestic Chinese market. Corporate expenses are primarily for compensation expense, professional fees, including legal and audit expenses, product liability and general liability insurances.

Interest expense.    Interest expense for the twelve months ended December 31, 2001 decreased $475,000 (4.8%) to $9,422,000 compared to $9,897,000 for the same period in 2000, primarily due to lower interest rates on variable rate indebtedness, partially offset by the increased levels of debt incurred for acquisitions. On September 1, 2001, we entered into an interest rate swap with respect to our $75,000,000 8 3/8% notes due December 2003. The swap converted the interest from fixed to floating and reduced our interest expense by $641,000 during 2001.

Income taxes.    Our effective tax rate for continuing operations decreased to 33.9% from 36.7% for the comparable prior year period. The decrease is primarily due to statutory rate reductions affecting income tax in Canada and other tax planning opportunities. The costs for the manufacturing restructuring plan were recorded in tax jurisdictions with tax rates higher than the our effective rate, which lowered the overall effective rate for fiscal 2001.

Net income from continuing operations.    Net income from continuing operations for the twelve months ended December 31, 2001 decreased $4,615,000 (14.8%) to $26,556,000, or $0.99 per common share, compared to $31,171,000, or $1.17 per common share for the twelve months ended December 31, 2000 on a diluted basis. On a net of tax basis, the manufacturing restructuring plan costs accounted for $0.13 per share of this reduction.

Discontinued Operations.    For the twelve months ended December 31, 2000, discontinued operations reported a net loss of $7,170,000, or $0.27 per share, on a diluted basis. We did not record any costs associated with discontinued operations for the twelve months ended December 31, 2001 or 2002.

Liquidity and capital resources

During the nine-month period ended September 30, 2003, we generated $8,535,000 of cash from continuing operations. Our cash provided by earnings before depreciation was partially offset by increased inventories and accounts receivable in both North America and Europe and pension contributions in the nine-month period ended September 30, 2003. The increase in inventory in North America is primarily due to planned increases in imported raw materials and finished goods, as well as an increase in inventory to support increased retail business. The increase in inventory in Europe is primarily due to safety stock growth to cover planned distribution relocations and to support the delivery requirements of the OEM customers in Europe. The increase in accounts receivable is due to increased sales volume in Europe, which typically has longer payment terms, and increased sales volume in North America.

We spent $14,067,000 on capital equipment for the nine months ended September 30, 2003. Capital expenditures were primarily for manufacturing machinery and equipment as part of our ongoing commitment to improve our manufacturing capabilities. Our capital expenditure budget for the twelve months ending December 31, 2003 is $18,000,000. The two largest components of this budget are for a building to be added to our Cheng Guan joint venture facility in Taizhou, China and for additional machinery and equipment for our wholly-owned manufacturing plant in Tianjin, China. We have $1,940,000 as a net asset held for sale for a facility that was closed as part of our manufacturing restructuring plan. We are currently actively marketing the building and expect to use the proceeds of the sale for future capital expenditures.

On January 29, 2003, we invested an additional $3,040,000 in our Cheng Guan joint venture. Prior to this payment, we had invested approximately $5,000,000. This joint venture is owned 60% by us and 40% by our Chinese partner. In addition, on April 18, 2003, we invested approximately $1,600,000 to acquire Martin Orgee UK Limited, and on July 30, 2003, we invested approximately $10,600,000, which is net of acquired cash of $1,400,000, to acquire Giuliani Anello S.r.l.

On May 15, 2003, we completed a private placement of $125,000,000 of senior unsecured notes consisting of $50,000,000 principal amount of 4.87% Senior Notes due 2010 and $75,000,000 principal amount of 5.47% Senior Notes due 2013. We used the net proceeds from the private placement to purchase treasury securities which we expect to use to repay our $75,000,000 principal amount of 8 3/8% Notes due December 2003. Additional net proceeds were used to repay approximately $32,000,000 outstanding under our revolving credit facility. The balance of the net proceeds will be used for general corporate purposes. The payment of interest on the senior unsecured notes is due semi-annually on May 15th and November 15th of each year. The senior unsecured notes were issued by Watts Water Technologies, Inc. and are subordinated to our revolving credit facility, which is at the subsidiary level. The senior unsecured notes allow us to have (i) debt senior to the new notes in an amount up to $150,000,000 plus 5% of our stockholders' equity and (ii) debt pari passu or junior to the senior unsecured notes to the extent we maintain compliance with a 2.00 to 1.00 fixed charge coverage ratio. The notes include a prepayment provision which might require a make-whole payment to the note holders. Such payment is dependent upon the level of the respective treasuries. The notes include other customary terms and conditions, including events of default.

On February 28, 2002, we entered into a revolving credit facility with a syndicate of banks, as amended, the revolving credit facility. The revolving credit facility provides for borrowings of up to $150,000,000 (U.S.), which includes a $75,000,000 tranche for euro-based borrowings, and matures in February 2005. The revolving credit facility is being used to support our acquisition program, working capital requirements and for general corporate purposes. As of

September 30, 2003, long-term debt included $53,000,000 outstanding on the revolving credit facility for euro-based borrowings and no amounts were outstanding for U.S. dollar borrowings.

Effective July 1, 2003, we entered into an interest rate swap for a notional amount of 25,000,000 euro outstanding on our revolving credit facility. We swapped the variable rate from the revolving credit facility which is three month EURIBOR plus 0.7% for a fixed rate of 2.33%. The term of the swap is two years. We have designated the swap as a hedging instrument using the cash flow method. The swap hedges the cash flows associated with interest payments on the first 25,000,000 euro of our revolving credit facility. We mark to market the changes in value of the swap through other comprehensive income.

Outstanding indebtedness under the revolving credit facility bears interest at one of three customary rates plus a margin of 100 basis points, depending on the applicable base rate and our bond rating. The average interest rate for borrowings under the revolving credit facility was approximately 2.8% at September 30, 2003. The revolving credit facility includes operational and financial covenants customary for facilities of this type, including, among others, restrictions on additional indebtedness, liens and investments and maintenance of certain leverage ratios. As of September 30, 2003, we were in compliance with all covenants related to the revolving credit facility.

During the nine-month period ended September 30, 2003, we received $3,139,000 in cash as an indemnification payment for costs we incurred in the James Jones case. This cash has been recorded as a liability at September 30, 2003. We also received $1,760,000 in cash for reimbursement of defense costs related to the James Jones case. On September 2, 2003 we paid $11,000,000 relating to a settlement agreement in the James Jones case. See "Business—Legal Proceedings" for more information regarding the James Jones case.

Working capital (defined as current assets less current liabilities) as of September 30, 2003 was $220,840,000 compared to $71,384,000 as of December 31, 2002. This increase is primarily due to the funds received from the $125,000,000 private placement and an increase in accounts receivable and inventory. The ratio of current assets to current liabilities was 1.9 to 1 as of September 30, 2003 compared to 1.3 to 1 as of December 31, 2002. Cash and cash equivalents were $39,618,000 as of September 30, 2003 compared to $10,973,000 as of December 31, 2002. Restricted treasury securities of $78,016,000 as of September 30, 2003 are required for the repayment of principal of, and interest on, our $75,000,000 8 3/8% notes due December 1, 2003. Our total debt increased to $277,541,000 as of September 30, 2003 from $138,487,000 as of December 31, 2002 primarily due to our $125,000,000 private placement.

We anticipate that available funds from current operations and other sources of liquidity will be sufficient to meet current operating requirements and anticipated capital expenditures for at least the next 12 months. However, we may have to consider external sources of financing for any large future acquisitions.

Our long-term contractual obligations as of September 30, 2003 are presented in the following table:

		Payments Due by Period
Contractual Obligations (in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt, including current maturities(1)	$277,541	$88,338	$62,096	$1,042	$126,065
Operating leases	7,807	1,471	2,370	1,587	2,379
Capital leases	1,374	237	846	291	—

Total	$286,722	$90,046	$65,312	$2,920	$128,444

(1)
as recognized in our unaudited consolidated balance sheet as of September 30, 2003.

Letters of credit are purchased guarantees that ensure our performance or payment to third parties in accordance with specified terms and conditions. Amounts outstanding were approximately $28,827,000 as of September 30, 2003 and $19,522,000 as of December 31, 2002. These instruments may exist or expire without being drawn down. Therefore, they do not necessarily represent future cash flow obligations.

Certain of our loan agreements contain covenants that require, among other items, the maintenance of certain financial ratios and limit our ability to enter into secured borrowing arrangements.

From time to time we are involved with environmental proceedings and other legal proceedings and incur costs on an ongoing basis related to these matters. We have not incurred material costs that have not been reimbursed in fiscal 2003 in connection with any of these matters.

Application of critical accounting policies and key estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States, or GAAP, requires us to make judgments, assumptions and estimates that affect the amounts reported. A critical accounting estimate is an assumption about highly uncertain matters and could have a material effect on the financial statements if another, also reasonable, amount were used, or, a change in the estimate is reasonably likely from period to period. We base our assumption on historical experience and on other estimates that we believe are reasonable under the circumstances. Actual results could differ significantly from these estimates. See Note 2 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2002 that describes the significant accounting policies utilized in the preparation of the consolidated financial statements.

We have discussed the development, selection and disclosure of the estimates with our Audit Committee. Management believes the following critical accounting policies reflect our most significant estimates and assumptions:

Allowance for doubtful accounts

We encounter risks associated with the collectibility of customer accounts. Management specifically analyzes individual accounts receivable, historical bad debts and allowances, concentration of receivables by customer, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the allowance for doubtful accounts. These factors along with the aging of the accounts receivable are used in determining the adequacy of the allowance. If circumstances relating to specific customers change, our estimates of the recoverability of receivables could be further adjusted.

Inventory valuation

Inventories are generally stated at the lower of cost or market with costs determined on a first-in, first-out basis. We utilize our historical experience as the basis for determining the value of our excess or obsolete inventories. Changes in market conditions, lower than expected customer demand or changes in technology or features could result in additional obsolete inventory that is not saleable and could require additional inventory reserve provisions.

Legal contingencies

We are a defendant in numerous legal matters including those involving environmental law and product liability as discussed in Note 15 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2002 and Note 11 to the Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003. As required by Financial Accounting Standards Board Statement No. 5 "Accounting for Contingencies", we determine whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and the loss amount can be reasonably estimated, net of any applicable insurance proceeds. We develop our estimates in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results. Final settlement of these matters could result in significant effects on our results of operations, cash flows and financial position.

Goodwill and other intangibles

We adopted Financial Accounting Standards Board Statement No. 142 "Goodwill and Other Intangible Assets" (FAS 142) on January 1, 2002, and as a result we no longer amortize goodwill. The valuation of goodwill and intangible assets is reviewed for impairment annually in accordance with FAS 142. Intangible assets such as purchased technology are generally recorded in connection with a business acquisition. In our larger, more complex acquisitions, the value assigned to intangible assets is determined by an independent valuation firm based on estimates and judgments regarding expectations of the success and life cycle of products and technology acquired. If actual product acceptance differs significantly from the estimates, we may be required to record an impairment charge to write down the assets to their realizable value. The annual goodwill impairment test involves the use of estimates related to the fair market value of the business unit with which the goodwill is associated. The value is estimated using the future cash flow valuation methodology. A severe decline in market value could result in an unexpected impairment charge to goodwill, which could have a material impact on our results of operations and financial position.

Business combinations

In addition to the requirements set forth in Financial Accounting Standards Board Statement No. 141 "Business Combinations" (FAS 141) regarding intangible assets, it is necessary to make other estimates relating to the assets acquired, liabilities assumed, and assumptions of future growth of the acquired companies. There are no assurances that such estimates or assumptions will be accurate.

Pension benefits

The calculation of employee pension benefit costs and obligations by actuaries are dependent on our assumptions. These assumptions include salary growth, long-term return on plan assets, discount rates and other factors.

By decreasing our discount rate from 7.50% to 6.75% and rate of compensation from 4.50% to 4.00% our pension expense increased from $1.6 million in fiscal 2002 to $3.2 million for fiscal 2003. If these assumptions or other key factors change in 2004 there could be an increase or decrease in pension expense. Management is currently reviewing these assumptions and key factors for fiscal 2004. The key factors utilized by the actuaries are discussed in further detail in Note 14 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2002.

Income taxes

We recognize deferred tax liabilities and assets for the expected future consequences of events that have been reflected in our consolidated financial statements. We present our financials in accordance with the rules of Financial Accounting Standards Board Statement No. 109 "Accounting for Income Taxes" (FAS 109). Deferred tax liabilities and assets are determined based on differences between the book values and tax bases of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Quantitative and qualitative disclosures about market risk

We use derivative financial instruments primarily to reduce our exposure to adverse fluctuations in foreign exchange rates, interest rates and prices of certain raw materials used in the manufacturing process. We do not enter into derivative financial instruments for trading purposes. As a matter of policy, all derivative positions are used to reduce risk by hedging underlying economic exposure. The derivatives we use are instruments with liquid markets.

Our consolidated earnings, which are reported in U.S. dollars, are subject to translation risks due to changes in foreign currency exchange rates. However, our overall exposure to such fluctuations is reduced by the diversity of our foreign operating locations which encompass a number of different European locations, Canada and China.

Our foreign subsidiaries transact most business, including certain intercompany transactions, in foreign currencies. Such transactions are principally purchases or sales of materials and are denominated in European currencies or the U.S. or Canadian dollar. We use foreign currency forward exchange contracts to manage the risk related to intercompany purchases that occur during the course of a fiscal year and certain open foreign currency denominated commitments to sell products to third parties. At September 30, 2003, we maintained an insignificant amount in notional value of Canadian currency forward contracts. As such, with any change in the Canadian exchange rate we do not expect a material impact on our consolidated financial statements.

We have historically had a very low exposure to changes in interest rates. Interest rate swaps are used on a limited basis to mitigate the impact of interest rate fluctuations on certain variable rate debt instruments. However, our revolving credit facility is subject to the impact of changes in interest rates. Based on our full repayment of the U.S. dollar borrowing, our remaining outstanding variable rate debt on our revolving credit facility of $53,000,000 is for euro-based borrowings.

We purchase significant amounts of bronze ingot, brass rod and cast iron, which are utilized in manufacturing our many product lines. Our operating results can be adversely affected by changes in commodity prices if we are unable to pass on related price increases to our customers. We manage this risk by monitoring related market prices, working with our suppliers to achieve the maximum level of stability in their costs and related pricing, seeking alternative supply sources when necessary and passing increases in commodity costs to our customers, to the maximum extent possible, when they occur. Additionally, on a limited basis, we use commodity futures contracts to manage this risk.

Business

Overview

For more than 125 years, we have designed and manufactured products that promote the comfort and safety of people and the quality and conservation of water use in commercial, residential and light industrial applications. Our "Water by Watts" strategy is to be the leading provider of water quality, water conservation, water safety and water flow control products for the residential and commercial markets in North America and Europe. Our growth objectives are to increase sales and earnings by growing sales within existing markets, expanding into new markets, making selected acquisitions and reducing manufacturing costs.

Growing sales within existing markets.    We intend to continue to introduce products in existing markets by enhancing our preferred brands, developing new complementary products, promoting plumbing code development to drive sales of safety and water quality products and continuously improving merchandising in both the DIY and wholesale distribution channels. For example, in 2000 we introduced a Sun-Touch® electric tile warming product that has been well received in the DIY market, sales of which grew to $4.3 million in 2002. We promote the adoption of plumbing codes that often support the use of our products such as thermostatic mixing valves which reduce the risk of scalding water.

Expanding into new markets.    We continually target selected new markets based on growth potential. For example, we entered the DIY market through our acquisition of Jameco Industries in July 1994. Since then, we have increased our DIY sales to approximately $130 million for the twelve months ended September 30, 2003, primarily through internal growth driven by merchandising and new product introductions. We intend to continue to introduce new products appropriate for this market.

Making selected acquisitions.    We intend to continue to generate growth by targeting selected acquisitions, both in our core markets as well as new complementary markets. We have completed eleven acquisitions in the last three years. Our acquisition strategy focuses on businesses that manufacture preferred brand name products that address our themes of water quality, water safety, water conservation and water flow control. We target businesses that will provide us with one or more of the following: an entry to new markets, an increase in shelf space with existing customers, a new or improved technology or an expansion of the breadth of our Water by Watts offering. Our acquisitions have increased our market share in our core markets and provided us access to new complementary markets as well as access to lower cost manufacturing operations worldwide. Our acquisition of Giuliani Anello in July 2003 expanded our valve and filter product offering in the heatings application market. Our acquisition of F&R in July 2002 expanded our overall gauge product offering and increased our presence in both the French and German markets. Our acquisition of Hunter Innovations in May 2002 provided next-generation technology for backflow prevention devices for both the fire protection and plumbing markets. The improved product features include lighter weight, more compact design, better flow characteristics, improved serviceability and multiple end-connection options. Our acquisition of Premier in June 2001 marked our entry into the water filtration products market. Premier has a large share of the DIY market for reverse osmosis filtration. Our strategy is to continue to expand Premier's sales in the commercial markets, including OEMs, and the water quality dealer network.

Reducing manufacturing costs.    We are committed to reducing our manufacturing costs through a combination of expanding overseas manufacturing in lower-cost countries and consolidating our diverse manufacturing operations in North America and Europe. In July 2002, we acquired ADEV, which provided us with a low-cost manufacturing plant in Tunisia. In March 2002, we formed a majority-owned joint venture in the People's Republic of China, with Cheng Guan. Cheng Guan manufactures hoses, hose connectors, multi-layer tubing, stainless steel-braided hoses and corrugated copper water heater connectors, all of which can be sold into the North American DIY market as well as through wholesale distribution. We believe that this joint venture provides a lower-cost manufacturing alternative to our current domestic manufacturing of these products. Also, many of our cast iron products are being outsourced from the U.S. to our existing Tianjin Tanggu Watts Valve joint venture, which we established in September 1994. We also invested approximately $10.5 million to construct and equip a wholly-owned manufacturing plant in Tianjin, China, to manufacture brass and bronze plumbing products. We are near the completion of our plan to consolidate several of our manufacturing facilities both in North America and Europe. As part of our consolidation plan, we have closed seven facilities in North America and Europe. We anticipate that following the completion of our consolidation plan, together with shifting the manufacturing of certain of our products to lower-cost countries, we will save approximately $5.0 million per year in manufacturing costs at current production volumes.

Products

We are a leading supplier of products for use in the water quality, water safety, water flow control and water conservation markets in both North America and Europe. We believe that, within a majority of the markets we serve, we have the broadest product lines in terms of design distinction, size and configuration. Our principal product lines include:

•
backflow preventers for preventing contamination of potable water caused by reverse flow within water supply lines and fire protection systems;

•
point-of-use water filtration and reverse osmosis systems for both commercial and residential applications;

•
thermostatic mixing valves for tempering water in commercial and residential applications;

•
a wide range of water pressure regulators for both commercial and residential applications;

•
water supply and drainage products for commercial and residential applications; and

•
temperature and pressure relief valves for water heaters, boilers and associated systems.

Our products are sold to wholesale distributors such as Ferguson Enterprises, Inc., Hughes Supply, Inc., Hajoca Corp., and Pegler Ltd., major do-it-yourself, or DIY, chains such as The Home Depot, Inc. and Lowe's Companies, Inc., and original equipment manufacturers, or OEMs, such as Buderus AG, Siemens plc and Rheem Manufacturing Company. Most of our sales are for products that have been approved under regulatory standards incorporated into state and municipal plumbing and heating, building and fire protection codes in the U.S. and Europe. We have consistently advocated the development and enforcement of plumbing codes and are committed to providing products to meet these standards, particularly for safety and control valve products. We maintain quality control and testing procedures at each of our manufacturing facilities in order to manufacture products in compliance with code requirements. Additionally, a majority of our manufacturing facilities are ISO 9000, 9001 or 9002 certified by the International Organization for Standardization.

Industry

Competition for sales in the water quality, water safety, water flow control and water conservation markets is generally based on brand preference, engineering specifications, plumbing code requirements, price, technological expertise, delivery times and breadth of product offerings. The competitive environment in our industry is characterized by:

Consolidation of manufacturers.    Our industry has experienced significant consolidation over the past decade due to the benefits of increased scale and more complete offerings. Many of our competitors have made numerous acquisitions or been acquired themselves one or more times. We have made 31 acquisitions in the water quality, water safety, water flow control and water conservation markets since 1986. Despite the recent consolidation, our industry remains highly fragmented, with numerous competitors and continued opportunities for further acquisitions.

Consolidation of North American wholesale distributors.    The wholesale distribution channels for our products in North America are becoming more concentrated each year. For example, Hughes Supply, one of the largest wholesale distributors, has reported completing 27 acquisitions since January 31, 1997, significantly expanding its geographic presence. We believe that our product breadth and availability to act as a single source of supply makes us an attractive vendor to the wholesale distributors in North America.

Growth of DIY market.    The DIY market in the U.S. has increased significantly in the past five years, growing from an estimated $48 billion in 1998 to an estimated $59 billion in 2002. We have experienced significant growth in sales of our products in the DIY market. We believe that our sales in the DIY market have increased primarily due to an increase in the number of DIY stores, our success in introducing new products into the DIY market, our ability to fill orders completely and on-time and the strength of our brand name.

Open-Counter wholesalers.    Some wholesale distributors have responded to DIY competition by allowing contractor customers beyond the traditional wholesale counter and into the wholesale warehouse to select products. We have taken advantage of this trend by introducing merchandising of our products to interested wholesalers. We believe this merchandising will enhance our wholesale sales.

Market acceptance of imports.    Valves manufactured outside the U.S. are experiencing a wider acceptance among commercial end users. This has allowed us, as well as some of our competitors, to move more manufacturing to lower-cost overseas facilities. We currently manufacture products that represent approximately $45.5 million of sales in lower-cost majority or wholly-owned operations in China, Bulgaria and Tunisia.

Customers and markets

We sell our products to plumbing, heating and mechanical wholesale distributors in the U.S., major DIY chains and OEMs.

Wholesalers.    Approximately 67% of our 2002 sales were to wholesale distributors for both commercial and residential applications. Wholesale distributors to whom we sell products include Ferguson Enterprises, Inc., Hughes Supply, Inc., Hajoca Corp., and Pegler Ltd.

DIY retail.    Approximately 20% of our 2002 sales were to DIY retail customers, primarily in North America through retail outlets such as The Home Depot, Inc. and Lowe's Companies, Inc. Our DIY customers demand less technical products, but are highly receptive to innovative designs and new product ideas. Our DIY retail sales over the past several years have increased dramatically as a result of the growth of the DIY market in general in North America, our development of unique new products, successful merchandising efforts and the modest channel shift of plumbing contractor purchases from wholesale distribution to DIY.

OEMs.    Approximately 13% of our 2002 sales were to OEMs in both North America and Europe, such as Buderus AG, Siemens plc and Rheem Manufacturing Company. In North America, our typical OEM customers are water heater manufacturers, equipment manufacturers who need flow control devices and water systems manufacturers who need backflow preventers. Our sales to OEMs in Europe are primarily to boiler manufacturers and radiant systems manufacturers.

Our largest customer, The Home Depot, Inc., accounted for approximately $63.0 million, or 10.2%, of our total net sales in 2002. Our second largest customer represented approximately 3.5% of our total net sales in 2002. Our top ten customers accounted for approximately 25.4% of our total net sales in 2002; thousands of other customers comprised the remaining 74.6%.

Marketing and sales

We rely primarily on commissioned, independent representatives, some of which maintain a consigned inventory of our products, to market our product lines. These representatives sell primarily to plumbing and heating wholesalers or service DIY store locations in North America. We also sell products for the residential construction and home repair and remodeling industries through DIY plumbing retailers, U.S. catalog distribution companies, hardware stores, building material outlets and retail home center chains and through our existing plumbing and heating wholesalers. In addition, we sell products directly to certain large OEMs and private label accounts.

Manufacturing

We have fully integrated and highly automated manufacturing capabilities, including bronze and iron foundries, machining, plastic injection molding and assembly operations. Our foundry operations include metal pouring systems, automatic core making, yellow brass forging and brass and bronze die castings. Our machining operations feature computer-controlled machine tools, high-speed chucking machines with robotics and automatic screw machines for machining bronze, brass and steel components. We have invested heavily in recent years to expand our manufacturing base and to ensure the availability of the most efficient and productive equipment. We are committed to maintaining our manufacturing equipment at a level consistent with current technology in order to maintain high levels of quality and manufacturing efficiencies.

Our capital expenditure budget for fiscal 2003 is $18.0 million, primarily for manufacturing machinery and equipment. The two largest components of this budget are for a building to be added to our Cheng Guan joint venture facility in Taizhou, China and for additional machinery and equipment for our wholly-owned manufacturing plant in Tianjin, China. We have substantially completed our implementation of an integrated enterprise-wide software system, or ERP, in our U.S. and Canadian locations with a focus on inventory management, production scheduling and electronic data interchange. This has enabled us to provide better service to our customers, improve working capital management, lower transaction costs and improve e-commerce capabilities.

Capital expenditures and depreciation and amortization for the following historical periods were as follows:

Period	Capital Expenditures	Depreciation and Amortization

9 months ending September 30, 2003	$14.1 million	$17.0 million
12 months ending December 31, 2002	$19.6 million	$22.3 million
12 months ending December 31, 2001	$16.0 million	$23.7 million
12 months ending December 31, 2000	$14.2 million	$20.0 million
6 months ending December 31, 1999	$10.3 million	$9.2 million
12 months ending June 30, 1999	$21.5 million	$17.5 million

Raw materials

Three significant raw materials used in our production processes are bronze ingot, brass rod and cast iron. While we historically have not experienced significant difficulties in obtaining these commodities in quantities sufficient for our operations, there have been significant changes in their prices. Our gross profit margins are adversely affected to the extent that the selling prices of our products do not increase proportionately with increases in the costs of bronze ingot, brass rod and cast iron. Any significant unanticipated increase or decrease in the prices of these commodities could materially affect our results of operations. We manage this risk by monitoring related market prices, working with our suppliers to achieve the maximum level of stability in their costs and related pricing, seeking alternative supply sources when necessary and passing increases in commodity costs to our customers, to the maximum extent possible, when they occur. Additionally, on a limited basis, we use commodity futures contracts to manage this risk. We did not purchase any commodity futures contracts during fiscal 2002 or the nine months ended September 30, 2003. See "Management's discussion and analysis of financial condition and results of operations—Quantitative and qualitative disclosures about market risk" on page S-33 of this prospectus supplement.

Acquisitions

We have acquired 31 businesses since our initial public offering in 1986, including two in 2003: Giuliani Anello S.r.l. and Martin Orgee UK and five in 2002: F&R, ADEV and its affiliated distributor, Eminent, Hunter Innovations and the establishment of our joint venture with the Cheng Guan. In acquiring a company, the factors we consider include the following:

•
proprietary, preferred brand-name products;

•
accretive to earnings in the first year after being acquired;

•
product offering expansion and new product opportunities in existing water-related markets;

•
expansion into new markets;

•
strong management team;

•
synergies with our existing business units;

•
new distribution channels; and

•
new technology.

We believe our acquisition strategy has been successful for two primary reasons:

Identifying attractive acquisitions.    Our acquisition strategy focuses on companies that manufacture preferred brand name products in water-related markets. In addition, while we have discussions with numerous acquisition candidates each year, we only consummate those acquisitions that meet our criteria. Our acquisition criteria are designed to promote long-term profitability and positive cash flow as well as revenue growth.

Successful integration into our company structure.    We believe that our experience in acquiring businesses has resulted in improved financial performance through successful integration of acquired businesses. Following the acquisition of a business, we appoint a team composed of individuals from various functional areas in our organization to facilitate the assimilation of the new business and to achieve synergies with other business units. We also implement our financial control system and ERP into the acquired business so that the acquired business can benefit from the successful practices and strategies of our other business units. This process allows us to implement proven methods more quickly and avoid known problems as we integrate a new business.

Code Compliance

Together with our manufacturers' representative organizations, we have consistently advocated the development and enforcement of plumbing codes. We maintain stringent quality control and testing procedures at each of our manufacturing facilities in order to manufacture products in compliance with code requirements. We believe that significant product development, product testing capability and investment in plant and equipment is needed to manufacture products in compliance with code requirements.

Products representing a majority of our sales are subject to regulatory standards and code enforcement which typically require that these products meet stringent performance criteria. Standards are established by such industry test and certification organizations as the American Society of Mechanical Engineers, the Canadian Standards Association, the American Society of Sanitary Engineers, the University of Southern California Foundation for Cross-Connection Control, the International Association of Plumbing and Mechanical Officials, Factory Mutual and Underwriters Laboratory. These standards are incorporated into state and municipal plumbing and heating and building codes.

European regulatory standards vary by country. The major standards which our products must meet are AFNOR (France), DVGW (Germany), UNI (Italy), KIWA (Netherlands) and WRAS (United Kingdom). Certain products must be approved by The European Committee for Standardization.

Product development and engineering

We maintain, in each of our geographic areas, our own product development and design teams that continuously enhance our existing products and develop new products for our growing base of customers. We maintain sophisticated product development and testing laboratories. We believe these capabilities provide a significant competitive advantage in the development of high quality products. Our efforts in this area have been particularly successful in the retail DIY market, which values innovation in product design.

Competition

The domestic and international markets for water related products are intensely competitive and require us to compete against some companies possessing greater financial, marketing and other resources than ours. Our management considers brand preference, engineering specifications, plumbing code requirements, price, technological expertise, delivery times and breadth of product offerings to be the primary competitive factors. We believe that new product development and product engineering are also important to success in the valve industry and that our position in the industry is attributable in significant part to our ability to develop new and innovative products quickly and to adapt and enhance existing products. We continue to develop new and innovative products to enhance market position and are continuing to implement manufacturing and design programs to reduce costs. We cannot be certain that our efforts to develop new products will be successful or that our customers will accept our new products. Although we own certain patents and trademarks that we consider to be of importance, we do not believe that our business and competitiveness as a whole are dependent on any one of our patents or trademarks or on patent or trademark protection generally.

Employees

As of September 30, 2003, our domestic and foreign operations employed approximately 3,783 people, plus 1,343 employees in our joint ventures in China. There are no employees that are covered by collective bargaining agreements in North America. European employees are subject to the traditional national collective bargaining agreements. We believe that our employee relations are good.

Properties

We maintain 45 facilities worldwide with our corporate headquarters located in North Andover, Massachusetts. Our manufacturing operations include five casting foundries, two of which are located in the United States, one in Europe and two in Tianjin, China, and we maintain one yellow brass forging foundry located in Italy. Castings and forgings from these foundries and other components are machined and assembled into finished products at 25 manufacturing facilities located in the United States, Canada, Europe, China and Tunisia. Many of these facilities contain sales offices or warehouses from which we ship finished goods to customers and commissioned representative organizations. All of our operating facilities and the related real estate are owned by us, except the buildings and land operated by one of our joint ventures located in Tianjin, China, which is leased with a remaining term of approximately

23 years, the land on which our manufacturing facility is located in Taizhou, China, with a remaining term of 50 years and except for the following facilities, each of which is leased:

Type of Facility	Location	Lease Expiration

Manufacturing	Springfield, MO	2004
Manufacturing	Phoenix, AZ	2010
Manufacturing	Woodland, CA	2008
Manufacturing	Sacramento, CA	2005
Manufacturing	Santa Ana, CA	2008
Warehouse	Reno, NV	2005
Warehouse	Dallas, TX	2006
Warehouse	Alsip, IL	2008
Sales Office	Kennesaw, GA	2007
Sales Office	Des Plaines, IL	2008
Manufacturing	Rosieres, France	2015
Manufacturing	Monastir, Tunisia	2004
Manufacturing	Neuenburg am Rhein, Germany	2004
Manufacturing	Barcelona, Spain	2004
Sales Office	Evesham, UK	2016
Sales Office	Molndal, Sweden	2007
Sales Office	Gliwice, Poland	(1)
Sales Office	Vilnius, Lithuania	(1)
Warehouse	Wingene, Belgium	(2)
Warehouse	Chartres, France	2004
Warehouse	Calgary, Alberta, Canada	2006

(1)
We operate in this facility pursuant to a month-to-month lease.

(2)
We operate in this facility pursuant to a lease with an indefinite term that may be terminated by either party upon six months notice.

Certain of our facilities are subject to mortgages and collateral assignments under loan agreements with long-term lenders. In general, we believe that our properties, including machinery, tools and equipment, are in good condition, well maintained and adequate and suitable for their intended uses. We believe that our manufacturing facilities are currently operating at a level that our management considers normal capacity. This utilization is subject to change as a result of increases or decreases in sales.

Legal proceedings

We are subject to a variety of potential liabilities connected with our business operations, including potential liabilities and expenses associated with possible product defects or failures and compliance with environmental laws. We maintain product liability and other insurance coverage, which we believe to be generally in accordance with industry practices. Nonetheless, such insurance coverage may not be adequate to protect us fully against substantial damage claims which may arise from product defects and failures.

James Jones litigation

On June 25, 1997, Nora Armenta, or the Relator, sued James Jones Company, Watts Water Technologies, Inc, which formerly owned James Jones, Mueller Co. and Tyco International (U.S.)

in the California Superior Court for Los Angeles County. By this complaint and an amended complaint filed on November 4, 1998 (First Amended Complaint), Armenta, a former employee of James Jones, sued on behalf of 34 municipalities as a qui tam plaintiff under the California False Claims Act, or the Armenta case. Late in 1998, the Los Angeles Department of Water and Power, or LADWP, intervened. In December 2000, the court allowed the Relator to file a Second Amended Complaint, which added a number of new cities and water districts as plaintiffs and brought the total number of plaintiffs to 161. On June 3, 2002, the California Superior Court excluded 47 cities from this total of 161. The Relator was not able to obtain appellate modification of this order. To date, 14 of the total number of plaintiffs have intervened.

The First Amended Complaint alleges that our former subsidiary, James Jones Company sold products that did not meet contractually specified standards used by the named municipalities for their water systems and falsely certified that such standards had been met. The Relator claims that these municipalities were damaged by their purchase of these products and seeks treble damages, legal costs, attorneys' fees and civil penalties under the False Claims Act.

The LADWP's intervention, filed on December 9, 1998, adopted the First Amended Complaint and added claims for breach of contract, fraud and deceit, negligent misrepresentation and unjust enrichment. The LADWP also sought past and future reimbursement costs, punitive damages, contract difference in value damages, treble damages, civil penalties under the False Claims Act and costs of the suit.

One of the allegations in the First Amended Complaint is the suggestion that because some of the purchased James Jones products are out of specification and contain more lead than the `85 bronze specified, a risk to public health might exist. This contention is predicated on the average difference of about 2% lead content in `81 bronze (6% to 8% lead) and `85 bronze (4% to 6% lead) alloys and the assumption that this would mean increased consumable lead in public drinking water. We believe the evidence and discovery available to date indicate that this is not the case.

In addition, bronze that does not contain more than 8% lead, like `81 bronze, is approved for municipal and home plumbing systems by municipalities and national and local codes, and the Federal Environmental Protection Agency defines metal for pipe fittings with no more than 8% lead as "lead free" under Section 1417 of the Federal Safe Drinking Water Act.

In June 2001, we and the other defendants reached a proposed settlement with the LADWP, one of the plaintiffs, which was approved by the California Superior Court on October 31, 2001 and by the Los Angeles City Council on December 14, 2001.

In this case, the Relator seeks three times an unspecified amount of actual damages and alleges that the municipalities have suffered hundreds of millions of dollars in damages. The Relator also seeks civil penalties of $10,000 for each false claim and alleges that defendants are responsible for tens of thousands of false claims. We settled with the City of Los Angeles, by far the most significant city, for $5.7 million plus the Relator's statutory share and attorneys' fees. Co-defendants will contribute $2.0 million toward this settlement. In August 2003, an additional settlement payment was made for $13 million ($11 million from us and $2 million from the James Jones Company) which settled the claims of the three cities (Santa Monica, San Francisco and East Bay Municipal Water District) chosen by the Relator as having the strongest claims to be tried first. This settlement payment included the Relator's statutory share, and the claims of these three cities have been dismissed. In addition to this $13 million payment, we are obligated to pay the Relator's attorney's fees.

After we settled with the City of Los Angeles, the Relator made an offer to settle the balance of this case for $121.9 million, which has been rejected. We have a reserve in the amount of $9.6 million with respect to the James Jones Litigation in our consolidated balance sheet as of September 30, 2003. We believe, on the basis of all available information, that this reserve is adequate to cover the probable and reasonably estimable losses resulting from the James Jones Litigation and the insurance coverage litigation with Zurich discussed below. We are currently unable to make an estimate of the range of any additional losses.

On February 14, 2001, we filed a complaint in the California Superior Court against our insurers for coverage of the claims in the Armenta case. The James Jones Company filed a similar complaint, the cases were consolidated, and on October 30, 2001 the California Superior Court made a summary adjudication ruling that Zurich American Insurance Company (Zurich) must pay all reasonable defense costs incurred by us in the Armenta case since April 23, 1998 as well as our future defense costs in this case until its final resolution. On October 24, 2002, the California Superior Court made another summary adjudication ruling that Zurich must indemnify and pay us for the amounts we must pay under our settlement agreement with the City of Los Angeles. Zurich has asserted that all amounts (both defense costs and indemnity amounts paid for settlements) paid by it to us are subject to reimbursement under Deductible Agreements between us and Zurich. We have recorded reimbursed indemnity settlement amounts (but not reimbursed defense costs) as a liability. However, management and counsel anticipate that we will ultimately prevail on reimbursement issues. Zurich appealed the orders requiring it to pay defense costs, the California Court of Appeal accepted that appeal, and it is currently pending. Zurich also sought appellate review of the order that found coverage and required Zurich to indemnify us for the settlement with the City of Los Angeles. On March 26, 2003, the California Court of Appeal denied Zurich's petition for appellate review of this order, but Zurich will still be able to appeal this order at the end of the case. We are currently unable to predict the outcome of the litigation relating to the Los Angeles indemnification coverage. We intend to contest vigorously the Armenta case and its related litigation.

Based on management's assessment, we do not believe that the ultimate outcome of the James Jones case will have a material adverse effect on our liquidity, financial condition or results of operations. While this assessment is based on all available information, litigation is inherently uncertain, and the actual liability to us to fully resolve this litigation cannot be predicted with any certainty. We intend to continue to contest vigorously the James Jones case and its related litigation.

Environmental remediation

Certain of our operations generate solid and hazardous wastes, which are disposed of elsewhere by arrangement with the owners or operators of disposal sites or with transporters of such waste. Our foundry and other operations are subject to various foreign, federal, state and local laws and regulations relating to environmental quality. Compliance with these laws and regulations requires us to incur expenses and monitor our operations on an ongoing basis. We cannot predict the effect of future requirements on our capital expenditures, earnings or competitive position due to any changes in foreign, federal, state or local environmental laws, regulations or ordinances.

We have been named as a potentially responsible party, or PRP, or are otherwise involved, with respect to a limited number of identified contaminated sites. The level of contamination varies significantly from site to site as do the related levels of remediation efforts. Environmental liabilities are recorded based on the most probable cost, if known, or on the estimated minimum cost of remediation. We accrued estimated environmental liabilities based on assumptions, which are subject to a number of factors and uncertainties. Circumstances which can affect the reliability and precision of these estimates include identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur. We recognize changes in estimates as new remediation requirements are defined or as new information becomes available. We have a reserve of approximately $2.5 million as of September 30, 2003 with respect to pending environmental matters, and we estimate that our accrued environmental remediation liabilities will likely be paid over the next five to ten years.

For several years, the New York Attorney General, or NYAG, has threatened to bring suit against approximately 16 PRPs, including Watts Water Technologies, Inc. as successor to Jameco Industries, Inc., for incurred remediation costs and for operation and maintenance costs that will be incurred in connection with the cleanup of a landfill site in Babylon, New York. The NYAG has identified recovery numbers between $19 million and $24 million, but it is too early to know what the final recovery number will be, what the final number of PRPs will be or what proportion of the final costs may be allocated to us.

Asbestos litigation

As of September 30, 2003, we are a defendant in approximately 100 actions filed in Mississippi and New Jersey state courts and alleging injury or death as a result of exposure to asbestos. These filings typically name multiple defendants, and are filed on behalf of many plaintiffs. They do not identify any particular products of ours as a source of asbestos exposure. Based on the facts currently known to us, we do not believe that the ultimate outcome of these actions will have a material adverse effect on our liquidity, financial condition or results of operations.

Other litigation

Other lawsuits and proceedings or claims, arising from the ordinary course of operations, are also pending or threatened against us. Based on the facts currently known to us, we do not believe that the ultimate outcome of these other litigation matters will have a material adverse effect on our liquidity, financial condition or results of operation.

However, litigation is inherently uncertain, and we believe that there exists a reasonable possibility that we may ultimately incur losses in the James Jones litigation and other litigation in excess of the amount accrued.

Underwriting

Subject to the terms of the underwriting agreement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares of class A common stock set forth opposite their name below. J.P. Morgan Securities Inc., Robert W. Baird & Co. Incorporated, McDonald Investments Inc., A KeyCorp Company, Needham & Company, Inc. and Morgan Joseph & Co. Inc. are the representatives of the underwriters.

Name	Number of shares

J.P. Morgan Securities Inc.	1,900,000
Robert W. Baird & Co. Incorporated	900,000
McDonald Investments Inc., A KeyCorp Company	700,000
Needham & Company, Inc.	300,000
Morgan Joseph & Co. Inc.	200,000

Total	4,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all of the shares of class A common stock offered by us, other than those shares covered by the over-allotment option described below, if they purchase any shares of class A common stock.

Underwriting discounts and commissions

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of class A common stock from us.

	Without over- allotment exercise	With over- allotment exercise

Per share	$1.00	$1.00
Total	$4,000,000	$4,600,000

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be about $400,000.

The underwriters initially propose to offer the shares of class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.60 per share. The underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus supplement, to purchase up to an additional 600,000 shares of class A common stock from us at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of class A common stock to be purchased by it shown in the table above bears to the total number of shares of class A common stock offered hereby. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of class A common stock offered hereby.

The offering of the shares of class A common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares of class A common stock in whole or in part.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

We, subject to certain limited exceptions, and our executive officers and directors have agreed not to, without the prior written consent of J.P. Morgan Securities Inc., sell or otherwise dispose of any shares of our capital stock, options or warrants to acquire shares of our capital stock or securities exchangeable for or convertible into shares of our capital stock for a period of 90 days after the date of this prospectus supplement. The restrictions described in the preceding sentence do not apply to the sale in the aggregate of up to 300,000 shares of class A common stock by our executive officers and directors.

Persons participating in the offering may engage in transactions, including over-allotments, syndicate covering transactions, stabilizing bids, or imposition of penalty bids, that may have the effect of stabilizing or maintaining above, or otherwise affecting, the market price of shares of class A common stock at a level from that which might otherwise prevail in the open market.

A syndicate covering transaction is a bid for or the purchase of shares of class A common stock on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with the offering. The underwriters may create a syndicate short position by making short sales of shares of class A common stock and may purchase shares of class A common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of class A common stock than they are required to purchase in this offering. Short sales can be either covered or naked. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares from us in the offering. Naked short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or cover this position by either exercising all or part of the over-allotment option to purchase additional shares of class A common stock from us or by engaging in syndicate covering transactions. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. The underwriters must close out any naked short position by purchasing securities in the open market. In determining the source of shares of class A common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option.

A stabilizing bid is a bid for or the purchase of shares of class A common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of shares of class A common stock. A penalty bid is an arrangement that permits the representatives to reclaim the selling concession from an underwriter or a syndicate member for shares of class A common stock purchased by the underwriters in a syndicate covering transaction and therefore have not been effectively placed by the underwriter or syndicate member.

These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Similar to other purchase activities, these activities may have the effect of preventing or retarding a decline in the market price of shares of class A common stock. As a result, the price of shares of class A common stock may be higher than the price that might otherwise exist in the open market.

Some of the underwriters or their affiliates are parties to certain of our credit agreements currently in place. JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., and KeyBank, an affiliate of McDonald Investments Inc., are lenders under our revolving credit facility.

In the ordinary course of their business, the underwriters or their affiliates have engaged, are engaged and may in the future engage in investment banking, financial advisory and/or commercial banking transactions with us and our affiliates.

Legal matters

Certain legal matters with respect to the class A common stock offered hereby will be passed upon for us by Goodwin Procter LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell.

Prospectus

WATTS INDUSTRIES, INC.

$100,000,000

Debt Securities
Preferred Stock
Class A Common Stock

        This prospectus provides you with a general description of debt and equity securities that Watts Industries, Inc. may offer and sell from time to time. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that sale and may add to or update the information in this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest in our securities.

        Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "WTS." The mailing address and telephone number of our principal executive office are 815 Chestnut Street, North Andover, Massachusetts 01845-6098 and (978) 688-1811.

        Investing in our securities involves various risks. Beginning on page 1, we have discussed several "Risk Factors" that you should consider before investing in our securities.

June 23, 2003

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense

        In this prospectus, we use the terms "us," "we," "our," "Watts" and "Watts Industries" to refer to Watts Industries, Inc., its subsidiaries, and their respective predecessors.

        The accompanying prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in, or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from or in addition to that contained in, or incorporated by reference in, this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that any information we incorporate by reference is accurate only as of the date of the incorporated document, regardless of when this prospectus is delivered or when any sale of our securities occurs. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

RISK FACTORS

        An investment in our securities involves a high degree of risk. The risk factors below represent those risks that we consider to be material to an investment in our securities and which, if realized, could have material adverse effects on our business, financial condition or results of operations as specifically discussed below. In such an event, you could lose all or part of your investment. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase our securities. The risks and uncertainties described below are not the only ones we face.

Risk Factors Relating to Our Business

We face intense competition and, if we are not able to respond to competition in our markets, our revenues may decrease

        Competitive pressures in our markets could adversely affect our competitive position, leading to a possible loss of market share or a decrease in prices, either of which could result in decreased revenues and profits. We encounter intense competition in all areas of our business. Additionally, customers for our products are attempting to reduce the number of vendors from which they purchase in order to reduce the size and diversity of their inventories and their transaction costs. To remain competitive, we will need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We may not have sufficient resources to continue to make such investments and we may be unable to maintain our competitive position. In addition, we anticipate that we may have to reduce the prices of some of our products to stay competitive, potentially resulting in a reduction in the profit margin for, and inventory valuation of, these products. Some of our competitors are based in foreign countries and have cost structures and prices in foreign currencies. Accordingly, currency fluctuations could cause our U.S. dollar-priced products to be less competitive than our competitors' products which are priced in other currencies.

Implementation of our acquisition strategy may not be successful, which could affect our ability to increase our revenues or our profitability

        One of our strategies is to increase our revenues and profitability and expand our markets through acquisitions that will provide us with complementary water-related products. We cannot be certain that we will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies without substantial costs, delays or other problems. Also, companies acquired recently and in the future may not achieve revenues, profitability or cash flows that justify our investment in them. We expect to spend significant time and effort in expanding our existing businesses and identifying, completing and integrating acquisitions. We expect to face competition for acquisition candidates which may limit the number of acquisition opportunities available to us and may result in higher acquisition prices, possibly leading to a decrease in our revenues and profitability. In addition, acquisitions may involve a number of special risks, including, but not limited to:

  •
  adverse short-term effects on our reported operating results;

  •
  diversion of management's attention;

  •
  loss of key personnel at acquired companies; and

  •
  unanticipated management or operational problems or legal liabilities.

Down economic cycles, particularly reduced levels of housing starts and remodeling, have an adverse effect on our revenues and operating results

        We have experienced and expect to continue to experience fluctuations in revenues and operating results due to economic and business cycles. The businesses of most of our customers, particularly plumbing and heating wholesalers and home improvement retailers, are cyclical. Therefore, the level of our business activity has been cyclical, fluctuating with economic cycles. We also believe our level of business activity is influenced by housing starts and renovation and remodeling, which are, in turn, heavily influenced by mortgage interest rates, consumer debt levels, changes in disposable income, employment growth and consumer confidence. If these and other factors cause a material reduction in housing and remodeling starts, our revenues and profits would decrease and result in a material adverse effect on our financial condition and results of operations.

Economic, political and other risks associated with international sales and operations could adversely affect our business and future operating results

        Since we sell and manufacture our products worldwide, our business is subject to risks associated with doing business internationally. Our business and future operating results could be harmed by a variety of factors, including:

  •
  trade protection measures and import or export licensing requirements, which could increase our costs of doing business internationally;

  •
  potentially negative consequences from changes in tax laws, which could have an adverse impact on our profits;

  •
  hiring and retaining senior management in overseas operations;

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  difficulty in staffing and managing widespread operations, which could reduce our productivity;

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  costs of compliance with differing labor regulations, especially in connection with restructuring our overseas operations;

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  laws of some foreign countries, which may not protect our intellectual property rights to the same extent as the laws of United States;

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  unexpected changes in regulatory requirements, which may be costly and require significant time to implement; and

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  political risks specific to foreign jurisdictions.

Fluctuations in foreign exchange rates could materially affect our reported results

        We are exposed to fluctuations in foreign currencies, as a significant portion of our sales and certain portions of our costs, assets and liabilities are denominated in currencies other than U.S. dollars. Approximately 36.0% of our sales during the first quarter of 2003 were from sales outside of the U.S. compared to 27.7% for the first quarter of 2002. For the three months ended March 31, 2003, the appreciation of the euro against the U.S. dollar had a positive impact on sales of $7,655,000. For the three months ended March 31, 2002, the depreciation of the euro against the U.S. dollar had an adverse impact on sales of $1,020,000. For the twelve months ended December 31, 2002, the appreciation of the euro against the U.S. dollar had a positive impact on sales of $7,949,000. For the twelve months ended December 31, 2001, the depreciation of the euro against the U.S. dollar had an adverse impact on sales of $3,385,000. If our share of revenue in non-dollar denominated currencies continues to increase in future periods, exchange rate fluctuations will likely have a greater impact on our results of operations and financial condition.

There are significant risks in expanding our manufacturing operations in China

        As part of our strategy, we are shifting a significant portion of our manufacturing operations to China to reduce our production costs. Due to the outbreak of the SARS virus, some of these cost reduction efforts have been delayed, and there can be no assurance that we will not experience additional delays. This will subject a greater portion of our operations to the risks of doing business in China. The Chinese legal system is relatively new and lacks transparency, which gives the Chinese central and local government authorities a higher degree of control over our business in China than is customary in developed economies and makes the process of obtaining necessary regulatory approval in China inherently unpredictable. In addition, the protection accorded our proprietary technology and know-how under the Chinese legal system is not as strong as in the United States and, as a result, we may lose valuable trade secrets and competitive advantage.

        Although the Chinese government has been pursuing economic reform and a policy of welcoming foreign investments for the past two decades, there can be no assurance that the Chinese government will not change its current policies in the future, making continued business operations in China difficult or unprofitable.

Reductions or interruptions in the supply of raw materials and increases in the prices of raw materials could reduce our profit margins and adversely impact our ability to meet our customer delivery commitments

        We require substantial amounts of raw materials, including bronze, brass and cast iron and substantially all raw materials we require are purchased from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. We are not currently party to any long-term supply agreements. Our inability to obtain adequate supplies of raw materials for our products at favorable prices, or at all, could have a material adverse effect on our business, financial condition or results of operations by decreasing our profit margins and by hindering our ability to deliver products to our customers on a timely basis. For example, in November 1994 one of a limited number of brass rod suppliers went on strike and simultaneously copper-based metals prices increased dramatically. The combination of these events caused an increase in our operating costs and adversely affected our financial results.

To the extent we are not successful in implementing our manufacturing restructuring plan, our results of operations and financial condition could be adversely affected

        Our manufacturing restructuring plan, which we began in 2001, expanded in 2002 and continued in 2003, was implemented to reduce our manufacturing cost. If our planned manufacturing plant consolidations in the United States and Europe and our production capability expansion in China are not successful, our results of operations and financial condition could be materially adversely affected.

If we cannot continue operating our manufacturing facilities at current or higher utilization levels, our results of operations could be adversely affected

        The equipment and management systems necessary for the operation of our manufacturing facilities may break-down, perform poorly or fail, resulting in fluctuations in our ability to manufacture our products and to achieve manufacturing efficiencies. We operate a number of manufacturing facilities, all of which are subject to this risk, and such fluctuations at any of these facilities could cause an increase in our production costs and a corresponding decrease in our profitability. For example, in 2001 one of our manufacturing facilities was shut down for a period of time as a result of a fire and we were required to source products from external vendors at substantially higher costs. We also have a vertically-integrated manufacturing process. Each segment is dependent upon the prior process and any breakdown in one segment will adversely affect all later components. Fluctuations in our production process may affect our ability to deliver products to our customers on a timely basis. Our inability to meet our delivery obligations could result in a loss of our customers and negatively impact our business, financial condition and results of operations.

If we experience delays in introducing new products or if our existing or new products do not achieve or maintain market acceptance, our revenues and our profitability may decrease

        Failure to develop new and innovative products or to custom design existing products could result in the loss of existing customers to competitors or the inability to attract new business, either of which may adversely affect our revenues. Our industry is characterized by:

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  intense competition;

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  changes in specifications required by our customers and/or plumbing codes;

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  technically complex products; and

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  constant improvement to existing products and introductions of new products.

        We believe our future success will depend, in part, on our ability to anticipate or adapt to these factors and to offer, on a timely basis, products that meet customer demands. The development of new or enhanced products is a complex and uncertain process requiring the anticipation of technological and market trends. We may experience design, manufacturing, marketing or other difficulties, such as an inability to attract a sufficient number of experienced engineers, that could delay or prevent our development, introduction or marketing of new products or enhancements and result in unexpected expenses. Such difficulties could cause us to lose business from our customers and could adversely affect our competitive position; in addition, added expenses could decrease the profitability associated with those products that do not gain market acceptance.

Environmental compliance costs and liabilities could increase our expenses or reduce our profitability

        Our operations and properties are subject to extensive and increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and disposal and workplace safety. Such laws and regulations can impose substantial fines and sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We also could be required to halt one or more portions of our operations until a violation is cured. We could also be liable for the costs of property damage or personal injury to others. Although we attempt to operate in compliance with these environmental laws, we may not succeed in this effort at all times. The costs of curing violations or resolving enforcement actions that might be initiated by government authorities could be substantial.

        Under certain environmental laws, the current and past owners or operators of real property may be liable for the costs of cleaning up contamination, even if they did not know of or were not responsible for such contamination. These laws also impose liability on any person who arranges for the disposal or treatment of hazardous waste at any site. Therefore, our ownership and operation of real property and our disposal of waste could lead to liabilities under these laws.

        We have incurred, and expect to continue to incur, costs relating to these environmental matters. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean up requirements could require us to incur additional costs or become the basis for new or increased liabilities that could be significant. Environmental litigation, enforcement and compliance are inherently uncertain and we may experience significant costs in connection with environmental matters.

Third parties may infringe our intellectual property and we may expend significant resources enforcing our rights or suffer competitive injury

        We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. We have been limited from time-to-time from selling products because of existing patents.

We face risks from product liability and other lawsuits, which may adversely affect our business

        We may be subjected to various product liability claims or other lawsuits, including, among others that our products include inadequate or improper instructions for use or installation, or inadequate warnings concerning the effects of the failure of our products. In the event that we do not have adequate insurance or contractual indemnification, damages from these claims would have to be paid from our assets and could have a material adverse effect on our results of operations, liquidity and financial condition. In particular, if we settle or conclude litigation in a quarterly or annual reporting period, there could be a material impact on our operating results for that quarter or year. We, like other manufacturers and distributors of products designed to control and regulate fluids, face an inherent risk of exposure to product liability claims and other lawsuits in the event that the use of our products results in personal injury, property damage or business interruption to our customers. Although we maintain strict quality controls and procedures, including the testing of raw materials and safety testing of selected finished products, we cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for our products or components of our products. Although we have product liability and general insurance coverage, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost, or, if available, will be adequate to cover any such liabilities.

The requirements of FAS 142 may result in a write-off of all or a portion of our goodwill, which would negatively impact our operating results and financial condition

        If we are required to take an impairment charge to our goodwill in connection with the requirements of FAS 142 our operating results may decrease and our financial condition may be harmed. As of March 31, 2003, we had goodwill, net of accumulated amortization, of $164.3 million, or 24.6% of our total assets and 53.8% of our total stockholders' equity. Under FAS 142, goodwill and identifiable intangible assets that have indefinite useful lives are no longer amortized. In lieu of amortization, we were required to perform an initial impairment review of goodwill and are required to perform annual impairment reviews thereafter. We have concluded that no impairment existed at January 1, 2002, the time of adoption of FAS 142 and at October 27, 2002, the time of our annual review. As required by FAS 142, we will perform an annual test for indications of goodwill impairment or sooner if indicators exist.

The loss of a major customer could have an adverse effect on our results of operations

        Our largest customer, The Home Depot, Inc., accounted for approximately $63.0 million, or 10.2%, of our total net sales for the twelve months ended December 31, 2002, and $19.5 million, or 11.8% of our total net sales for the first quarter of 2003. Our second largest customer represented approximately 3.5% of our total net sales in 2002 and 3.0% for the first quarter of 2003. Our customers generally are not obligated to purchase any minimum volume of products from us and are able to terminate their relationships with us at any time. A significant reduction in orders or change in terms from The Home Depot, Inc. could have a material adverse effect on our future results of operations.

Risk Factors Associated With Our Class A Common Stock

One of our stockholders can exercise substantial influence over our company

        As of May 23, 2003, Timothy P. Horne, a member of our Board of Directors, beneficially owned 29.8% of our outstanding shares of Class A Common Stock and 95.3% of our outstanding shares of Class B Common Stock, which represents 76.9% of the total outstanding voting power. As long as Mr. Horne controls shares representing at least a majority of the total voting power of our outstanding stock, Mr. Horne will be able to unilaterally determine the outcome of all stockholder votes and other stockholders will not be able to affect the outcome of any stockholder vote.

Shares of our Class A Common Stock eligible for public sale could adversely affect the market price of our Class A Common Stock

        As of May 23, 2003 there were 19,417,053 shares of our Class A Common Stock and 7,805,224 shares of our Class B Common Stock outstanding. All of the shares of Class A Common Stock are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 under the Securities Act of 1933 (the "Securities Act"). In addition, under the terms of a registration rights agreement with respect to outstanding shares of our Class B Common Stock (7,805,224 shares), the holders of our Class B Common Stock have rights with respect to the registration of the underlying Class A Common Shares under the Securities Act. Under these registration rights, these Class B Common Stock may require on two occasions that we register their shares for public resale. If we are eligible to use Form S-3 or similar short-form registration statement, these holders of Class B Common Stockholders may require that we register their shares for public resale up to two times per year. If we elect to register any of our shares of common stock for any public offering, these Class B Common Stockholders are entitled to include shares of common stock in the registration. However, we may reduce the number of shares proposed to be registered in view of market conditions. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions. Pursuant to the exercise of these registration rights, we have registered the resale of 1,200,000 shares of our Class A Common Stock (underlying Class B Common Stock) on a Form S-3 shelf registration statement. If Mr. Horne were to sell all of the registered shares into the public market, or sell other shares owned by him, the trading price of our Class A Common Stock could decline.

Our Class A Common Stock has insignificant voting power

        Our Class B Common Stock entitles its holders to ten votes for each share. As of May 23, 2003, our Class B Common Stock constituted 28.7% of our total outstanding common stock and 80.1% of the total outstanding voting power and thus is able to exercise a controlling influence over our business. The Class A Common Stock entitles its holders to one vote per share.

        The trading price of our Class A Common Stock may be volatile and fluctuations in the trading price may result in substantial losses for investors. Our Class A Common Stock could decline or fluctuate in response to a variety of factors, including, but not limited to, our failure to meet the performance estimates of securities analysts, changes in financial estimates of our revenues and operating results and/or buy/sell recommendations by securities analysts, the timing of announcements, by us or our competitors concerning significant product line developments, contracts or acquisitions or publicity regarding actual or potential results or performance, fluctuation in or quarterly operating results caused by fluctuations in revenue and expenses, substantial sales of our common stock by our existing shareholders, general stock market conditions and other economic or external factors.

Provisions in our charter documents and Delaware law may prevent or delay an acquisition of us, which could decrease the value of our Class A Common Stock

        Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include those that:

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  authorize the issuance of up to 5,000,000 shares of preferred stock in one or more series without a stockholder vote;

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  limit stockholders' ability to call special meetings; and

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  establish advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

        Delaware law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

Certain indebtedness may limit our ability to pay dividends, incur additional debt and make acquisitions and other investments

        Our revolving credit facility and other senior indebtedness contain operational and financial covenants that restrict our ability to make distributions to stockholders, incur additional debt and make acquisitions and other investments unless we satisfy certain financial tests and comply with various financial ratios. If we do not maintain compliance with these covenants, our creditors could declare a default under our revolving credit facility and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of our indebtedness may be affected by changes in economic or business conditions beyond our control.

FORWARD-LOOKING STATEMENTS

        This prospectus, including the information incorporated by reference in this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements, other than statements of historical facts, included in this prospectus, or in information incorporated by reference in this prospectus, regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "predicts," "potential," "intends," "continue," "may," "plans," "projects," "will," "should," "could," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may be a party to or make. We do not assume any obligation to update any forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges has been computed by dividing income before income taxes plus fixed charges (net of capitalized interest) by fixed charges. Fixed charges consist of interest expense before reduction for capitalized interest and one-third of rental expense, which is considered to be representative of an interest factor.

Twelve Months Ended June 30,		Six Months Ended December 31,	Twelve months ended December 31,			Three Months Ended March 31,
1998	1999	1999	2000	2001	2002	2003
6.7x	7.3x	6.3x	5.6x	4.9x	6.3x	7.1x

USE OF PROCEEDS

        Unless we otherwise specify in the applicable prospectus supplement, we intend to use the net proceeds from any offering of our securities for working capital, the repayment of indebtedness, to fund certain expenditures in connection with acquisitions and for general corporate purposes. Pending application of the net proceeds, we may invest in government securities or short-term investment grade interest bearing securities.

DIVIDENDS AND DIVIDEND POLICY

        We have paid dividends since our initial public offering in 1986. We currently intend to declare and pay dividends on a regular basis. However, the payment and amount of future dividends is at the discretion of our Board of Directors and will depend upon future earnings, capital requirements, our general financial condition, general business conditions and other factors. In addition, the terms of our credit agreement contain certain conditions and provisions that restrict our ability to pay dividends. Under the most restrictive of these provisions, retained earnings of $84.6 million were available for the payment of dividends as of March 31, 2003.

PLAN OF DISTRIBUTION

        We may sell our securities, from time to time, by any method permitted by the Securities Act, including in the following ways:

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  through one or more underwriters on a firm commitment or best-efforts basis;

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  through broker-dealers, who may act as agents or principals, including a block trade in which a broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  directly to one or more purchasers;

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  through agents;

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  in privately negotiated transactions; and

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  in any combination of these methods of sale.

        We may also make direct sales through subscription rights distributed to our stockholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

        Unless otherwise specified in the applicable prospectus supplement, each series of securities will be a new issue with no established trading market, other than our Class A Common Stock which is listed on the New York Stock Exchange ("NYSE"). Any Class A Common Stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. We may elect to list any series of debt securities or preferred stock, respectively, on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, any series of debt securities or preferred stock.

        The applicable prospectus supplement will set forth the specific terms of the offering of our securities including the name or names of any underwriters, dealers or agents; the purchase price of the securities and the proceeds to us from the sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; and the initial offering price to the public and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which the securities may be listed. Any public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

        Any underwriters to whom our securities are sold for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time and without notice. In connection with any offering, persons participating in the offering, such as any underwriters, may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by underwriters of a greater number of securities than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time.

        Offers to purchase our securities may be solicited by agents designated by us from time to time. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us. Broker-dealers or agents may also receive compensation from the purchasers of the securities for whom they sell as principals. Each particular broker-dealer will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions. Broker-dealers or agents and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of our securities. Accordingly, any commission, discount or concession received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. We have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of our securities. As of the date of this prospectus, there are no special selling arrangements between any broker-dealer or other person and us. No period of time has been fixed within which the securities will be offered or sold.

        If required under applicable state securities laws, we will sell the securities only through registered or licensed brokers or dealers. In addition, in some states, we may not sell securities unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

        If the securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities. Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against some liabilities, including liabilities under the Securities Act.

        If underwriters are utilized in the sale of the securities, the securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale.

        Our securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriters are utilized in the sale of the securities, unless otherwise stated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters with respect to a sale of the securities will be obligated to purchase all shares of the securities offered if any are purchased.

        We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions, as may be set forth in the applicable prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the applicable prospectus supplement.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the securities may not simultaneously engage in market making activities with respect to the securities for a period of two business days prior to the commencement of the distribution.

        Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        We will bear all costs, expenses and fees in connection with the registration of the securities as well as the expense of all commissions and discounts, if any, attributable to the sales of the securities by us.

DESCRIPTION OF CAPITAL STOCK

        Our restated certificate of incorporation provides that we have authority to issue 80,000,000 shares of Class A Common Stock, 25,000,000 shares of Class B Common Stock, and 5,000,000 shares of preferred stock. As of May 23, 2003, we had 19,417,053 shares of Class A Common Stock issued and outstanding, 7,805,224 shares of Class B Common Stock issued and outstanding and no shares of preferred stock issued or outstanding.

Common Stock

        The following summary of provisions of our Class A Common Stock and Class B Common Stock is not complete. You should refer to our restated certificate of incorporation, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and applicable law for more information.

        Dividends.    The holders of shares of our Class A Common Stock and our Class B Common Stock are entitled to receive dividends, including dividends of our stock, as and when declared by our Board of Directors, subject to any limitations applicable by law and to the rights of the holders, if any, of our preferred stock. Whenever we pay any dividends, other than dividends of our stock, on our Class A Common Stock, each share of Class B Common Stock is entitled to receive a dividend at least equal to the dividend paid per share on our Class A Common Stock and vice versa.

        Voting Rights.    The holders of Class A Common Stock have one vote per share and the holders of Class B Common Stock have ten votes per share. Except as may be required by law and in connection with some significant actions, such as mergers, consolidations, or amendments to our restated certificate of incorporation that affect the rights of stockholders, holders of our Class A Common Stock and our Class B Common Stock vote together as a single class. Each share of our Class B Common Stock is convertible into one share of our Class A Common Stock at any time at the holder's option.

        Other Terms.    None of our stockholders have preemptive or other rights to subscribe for, purchase, or receive any additional securities. No class of common stock is subject to redemption.

        Transfer Agent.    The transfer agent for our Class A Common Stock is EquiServe. The transfer agent for our Class B Common Stock is Flowers and Manning LLP.

Preferred Stock

        Pursuant to our restated certificate of incorporation, we are authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by our Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of our Class A Common Stock and Class B Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our Class A Common Stock and Class B Common Stock at a premium or otherwise adversely affect the market price of the Class A Common Stock and Class B Common Stock.

        A prospectus supplement relating to our preferred stock to be issued pursuant to this prospectus will specify the terms of the preferred stock, including, if applicable, the following:

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  the title of the series and stated value;

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  the number of shares of the series of preferred stock offered, the liquidation preference per share and the offering price;

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  the applicable dividend rate(s), period(s) and payment date(s) or method(s) of calculation thereof;

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  the date from which dividends on the preferred stock shall accumulate, if applicable;

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  any procedures for auction and remarketing;

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  any redemption or sinking fund provisions for a sinking fund;

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  any securities exchange listing;

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  whether interests in the preferred stock will be represented by depositary shares;

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  the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into Class A Common Stock, including the conversion price or rate or manner of calculation thereof;

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  the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, and the exchange period;

  •
  a discussion of applicable U.S. federal income tax considerations;

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  the relative ranking and preference as to dividend rights and rights upon liquidation, dissolution or the winding up of Watts;

  •
  any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon the company's liquidation, dissolution or the winding up of the company; and

  •
  any other specific terms, preferences, rights, limitations or restrictions of such series.

        The description of preferred stock set forth above and in any description of the terms of a particular series of preferred stock in the related prospectus supplement will not be complete. You should refer to the applicable certificate of designation for such series of preferred stock for complete information with respect to such preferred stock.

Section 203 of Delaware General Corporation Law

        We are subject to the "business combination" statute of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless:

  •
  the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

  •
  on or subsequent to such date, the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock, which is not owned by the "interested stockholder."

        A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

DESCRIPTION OF DEBT SECURITIES

        This prospectus describes the general terms and provisions of the debt securities. We may offer senior debt securities or subordinated debt securities in one or more series. When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus, including any additional covenants or changes to existing covenants relating to such series. The prospectus supplement also will indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. You should read the actual indenture if you do not fully understand a term or the way we use it in this prospectus.

        The senior debt securities will be issued under one or more senior indentures between Watts, dated as of a date prior to such issuance, and a trustee, as amended or supplemented from time to time. We will refer to any such indenture throughout this prospectus as the "senior indenture." Any subordinated debt securities will be issued under one or more separate indentures, dated as of a date prior to such issuance, between Watts and a trustee, as amended or supplemented from time to time. We will refer to any such indenture throughout this prospectus as the "subordinated indenture" and to a trustee under any senior or subordinated indenture as the "trustee." The senior indenture and the subordinated indenture are sometimes collectively referred to in this prospectus as the "indentures." The indentures will be subject to and governed by the Trust Indenture Act of 1939. We will include copies of the forms of the indentures as exhibits to our registration statement and they will be incorporated into this prospectus by reference. The following summarizes the material provisions of the indentures, but may not contain all of the information that is important to you. You can access complete information by referring to the forms of indentures and the forms of debt securities. Except as otherwise indicated, the terms of the indentures are identical. As used under this caption, the term "debt securities" includes the debt securities being offered by this prospectus and all other debt securities issued by us under the indentures.

General

        The indentures will:

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  not limit the amount of debt securities that we may issue;

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  allow us to issue debt securities in one or more series;

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  not require us to issue all of the debt securities of a series at the same time;

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  allow us to reopen a series to issue additional debt securities without the consent of the debt securityholders of such series; and

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  provide that the debt securities will be unsecured, except as may be set forth in the applicable prospectus supplement.

        Unless we give you different information in the applicable prospectus supplement, the senior debt securities will be unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. Payments on the subordinated debt securities will be subordinated to the prior payment in full of all of our senior indebtedness, as described under "Description of the Debt Securities—Subordination of Subordinated Debt Securities" beginning on page 23 and in the applicable prospectus supplement.

        Each indenture will provide that we may, but need not, designate more than one trustee under an indenture. Any trustee under an indenture may resign or be removed and a successor trustee may be appointed to act with respect to the series of debt securities administered by the resigning or removed trustee. If two or more persons are acting as trustee with respect to different series of debt securities, each trustee shall be a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee. Except as otherwise indicated in this prospectus, any action described in this prospectus to be taken by each trustee may be taken by each trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the applicable indenture.

        The prospectus supplement for each offering will provide the following terms, where applicable:

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  the title of the debt securities and whether they are senior or subordinated;

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  the aggregate principal amount of the debt securities being offered, the aggregate principal amount of the debt securities outstanding as of the most recent practicable date and any limit on their aggregate principal amount, including the aggregate principal amount of debt securities authorized;

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  the price at which the debt securities will be issued, expressed as a percentage of the principal;

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  the portion of the principal payable upon declaration of acceleration of the maturity, if other than the principal amount;

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  the date or dates, or the method for determining the date or dates, on which the principal of the debt securities will be payable;

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  the fixed or variable interest rate or rates of the debt securities, or the method by which the interest rate or rates is determined;

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  the date or dates, or the method for determining the date or dates, from which interest will accrue;

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  the dates on which interest will be payable;

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  the record dates for interest payment dates, or the method by which we will determine those dates;

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  the persons to whom interest will be payable;

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  the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

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  any make-whole amount, which is the amount in addition to principal and interest that is required to be paid to the holder of a debt security as a result of any optional redemption or accelerated payment of such debt security, or the method for determining the make-whole amount;

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  the place or places where the principal of, and any premium (or make-whole amount) and interest on, the debt securities will be payable;

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  where the debt securities may be surrendered for registration of transfer or exchange;

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  where notices or demands to or upon Watts in respect of the debt securities and the applicable indenture may be served;

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  the times, prices and other terms and conditions upon which we may redeem the debt securities;

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  any obligation we have to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of holders of the debt securities, and the times and prices at which the company must redeem, repay or purchase the debt securities as a result of such an obligation;

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  the currency or currencies in which the debt securities are denominated and payable if other than United States dollars, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies and the terms and conditions relating thereto, and the manner of determining the equivalent of such foreign currency in United States dollars;

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  whether the principal of, and any premium (or make-whole amount) or interest on, the debt securities of the series are to be payable, at our election or at the election of a holder, in a currency or currencies other than that in which the debt securities are denominated or stated to be payable, and other related terms and conditions;

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  whether the amount of payments of principal of, and any premium (or make-whole amount) or interest on, the debt securities may be determined according to an index, formula or other method and how such amounts will be determined;

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  whether the debt securities will be in registered form, bearer form or both and (1) if in registered form, the person to whom any interest shall be payable, if other than the person in whose name the security is registered at the close of business on the regular record date for such interest, or (2) if in bearer form, the manner in which, or the person to whom, any interest on the security shall be payable if otherwise than upon presentation and surrender upon maturity;

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  any restrictions applicable to the offer, sale or delivery of securities in bearer form and the terms upon which securities in bearer form of the series may be exchanged for securities in registered form of the series and vice versa if permitted by applicable laws and regulations;

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  whether any debt securities of the series are to be issuable initially in temporary global form and whether any debt securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global security may or shall be required to exchange their interests for other debt securities of the series, and the manner in which interest shall be paid;

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  the identity of the depositary for securities in registered form, if such series are to be issuable as a global security;

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  the date as of which any debt securities in bearer form or in temporary global form shall be dated if other than the original issuance date of the first security of the series to be issued;

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  the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or in the applicable indenture;

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  whether and under what circumstances the company will pay any additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether Watts will have the option to redeem the debt securities in lieu of making such a payment;

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  whether and under what circumstances the debt securities being offered are convertible into Class A Common Stock or preferred stock, as the case may be, including the conversion price or rate or manner or calculation thereof;

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  the circumstances, if any, specified in the applicable prospectus supplement, under which beneficial owners of interests in the global security may obtain definitive debt securities and the manner in which payments on a permanent global debt security will be made if any debt securities are issuable in temporary or permanent global form;

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  the depositary in whose custody (or on whose behalf custody shall be held by a custodian) any global debt security will be deposited and in whose name, or name of a nominee, any global debt security in the form of a registered security will be registered;

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  any provisions granting special rights to holders of securities upon the occurrence of such events as specified in the applicable prospectus supplement;

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  the name of the applicable trustee and the nature of any material relationship with us or any of our affiliates, and the percentage of debt securities of the class necessary to require the trustee to take action;

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  any deletions from, modifications of, or additions to our events of default or covenants and any change in the right of any trustee or any of the holders to declare the principal amount of any of such debt securities due and payable; and

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  any other terms of such debt securities not inconsistent with the provisions of the applicable indenture.

        We may issue debt securities at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity of the debt securities. We refer to any such debt securities throughout this prospectus as "original issue discount securities." The applicable prospectus supplement will describe the U.S. federal income tax consequences and other relevant considerations applicable to original issue discount securities.

        We also may issue indexed debt securities. Payments of principal of, and premium and interest on, indexed debt securities are determined with reference to the rate of exchange between the currency or currency unit in which the debt security is denominated and any other currency or currency unit specified by us, to the relationship between two or more currencies or currency units or by other similar methods or formulas specified in the prospectus supplement.

        Except as described under "Description of the Debt Securities—Merger, Consolidation or Sale of Assets" beginning on page 17 or as may be set forth in any prospectus supplement, the debt securities will not contain any provisions that (1) would limit our ability to incur indebtedness or (2) would afford holders of debt securities protection in the event of (a) a highly leveraged or similar transaction involving Watts or any of our affiliates or (b) a change of control or reorganization, restructuring, merger or similar transaction involving Watts that may adversely affect the holders of the debt securities. In the future, we may enter into transactions, such as the sale of all or substantially all of our assets or a merger or consolidation, that may have an adverse effect on our ability to service our indebtedness, including the debt securities, by, among other things, substantially reducing or eliminating our assets.

        We will provide you with more information in the applicable prospectus supplement regarding any deletions, modifications, or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Payment

        Unless we give you different information in the applicable prospectus supplement, the principal of, and any premium (or make-whole amount) and interest on, any series of the debt securities will be payable at the corporate trust office of the trustee. We will provide you with the address of the trustee in the applicable prospectus supplement. We also may pay interest by mailing a check to the address of the person entitled to it as it appears in the applicable register for the debt securities or by wire transfer of funds to that person at an account maintained within the United States.

        All monies that we pay to a paying agent or a trustee for the payment of the principal of, and any premium (or make-whole amount) or interest on, any debt security will be repaid to us if unclaimed at the end of two years after the obligation underlying payment becomes due and payable. After funds have been returned to us, the holder of the debt security may look only to us for payment, without payment of interest for the period which we hold the funds.

Denomination, Interest, Registration and Transfer

        Unless otherwise described in the applicable prospectus supplement, the debt securities of any series will be issuable in denominations of $1,000 and integral multiples of $1,000.

        Subject to the limitations imposed upon debt securities that are evidenced by a computerized entry in the records of a depository company rather than by physical delivery of a note, a holder of debt securities of any series may:

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  exchange them for any authorized denomination of other debt securities of the same series and of a like aggregate principal amount and kind upon surrender of such debt securities at the corporate trust office of the applicable trustee or at the office of any transfer agent that we designate for such purpose; and

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  surrender them for registration of transfer or exchange at the corporate trust office of the applicable trustee or at the office of any transfer agent that we designate for such purpose.

        Every debt security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer and the person requesting such action must provide evidence of title and identity satisfactory to the applicable trustee or transfer agent. Payment of a service charge will not be required for any registration of transfer or exchange of any debt securities, but we or the trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If in addition to the applicable trustee, the applicable prospectus supplement refers to any transfer agent initially designated by us for any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents for any series of debt securities.

        Neither Watts nor any trustee shall be required to:

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  issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the day that the notice of redemption of any debt securities selected for redemption is mailed and ending at the close of business on the day of such mailing;

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  register the transfer of or exchange any debt security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part; and

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  issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

Merger, Consolidation or Sale of Assets

        The indentures will provide that Watts may, without the consent of the holders of any outstanding debt securities, (1) consolidate with, (2) sell, lease or convey all or substantially all of its assets to, or (3) merge with or into, any other entity provided that:

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  Watts is the continuing entity or the successor entity, if other than Watts, assumes the obligations (A) to pay the principal of, and any premium (or make-whole amount) and interest on, all of the debt securities and (B) to duly perform and observe all of the covenants and conditions contained in each indenture;

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  after giving effect to the transaction, there is no event of default under the indentures and no event which, after notice or the lapse of time, or both, would become such an event of default, occurs and continues; and

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  an officers' certificate and legal opinion covering such conditions are delivered to each applicable trustee.

Covenants

        Existence.    Except as permitted under "Description of the Debt Securities—Merger, Consolidation or Sale of Assets," the indentures will require Watts to do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights. However, the indentures will not require Watts to preserve any right if it determines that any right is no longer desirable in the conduct of its business.

        Maintenance of properties.    If Watts determines that it is necessary in order to properly and advantageously carry on its business, the indentures will require it to:

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  cause all of its material properties used or useful in the conduct of its business or the business of any of its subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment; and

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  cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof.

        However, the indentures will not prohibit Watts or its respective subsidiaries, from selling or otherwise disposing of its respective properties for value in the ordinary course of business.

        Insurance.    The indentures will require Watts' insurable properties to be insured against loss or damage in an amount deemed reasonable by the Board of Directors with insurers of recognized responsibility.

        Payment of taxes and other claims.    The indentures will require Watts to pay, discharge or cause to be paid or discharged, before they become delinquent, all taxes, assessments and governmental charges levied or imposed on it, its affiliates or its affiliates' income, profits or property. However, Watts will not be required to pay, discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

        Provision of financial information.    The indentures will require Watts to (1) within 15 days of each of the respective dates by which it is required to file its annual reports, quarterly reports and other documents with the Securities and Exchange Commission, file with the trustee copies of the annual report, quarterly report and other documents that it files with the Securities and Exchange Commission under Section 13 or 15(d) of the Exchange Act, (2) to file with the trustee and the Securities and Exchange Commission any additional information, documents and reports regarding compliance by the company with the conditions and covenants of the indentures, as required, (3) within 30 days after the filing with the trustee mail, or cause to be mailed, to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to such holders, summaries of any documents and reports required to be filed by Watts pursuant to (1) and (2) above, and (4) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder.

        Additional covenants.    The applicable prospectus supplement will set forth any additional covenants of Watts relating to any series of debt securities.

Events of Default, Notice and Waiver

        Unless the applicable prospectus supplement states otherwise, when we refer to "events of default" as defined in the indentures with respect to any series of debt securities, we mean:

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  default for 30 days in the payment of any installment of interest when due and payable;

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  default for five business days in the payment of principal of, or any premium (or make-whole amount), when due at its stated maturity;

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  default in making any sinking fund payment as required for any debt security of such series;

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  default in the performance or breach of any covenant or warranty in the debt securities or in the indenture, continuing for 60 days after written notice as provided in the applicable indenture;

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  (1) a default under any bond, debenture or note having an aggregate principal amount of at least $20,000,000; or

    (2) a default under any indenture or instrument under which there may be issued, secured or evidenced any existing or later created indebtedness for money borrowed by Watts or its affiliates in an aggregate principal amount of at least $20,000,000, if the default results in the indebtedness becoming or being declared due and payable prior to the date it otherwise would have, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within 10 days after notice to the company specifying such default;

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  bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Watts or any of its affiliates which is considered a significant subsidiary; and

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  any other event of default provided with respect to a particular series of debt securities.

        When we use the term "significant subsidiary," we refer to the meaning ascribed to such term in Rule 1-02 of Regulation S-X promulgated under the Securities Act.

        If an event of default occurs and is continuing with respect to debt securities of any series outstanding, then the applicable trustee or the holders of 25% or more in principal amount of the debt securities of that series will have the right to declare the principal amount of all the debt securities of that series to be due and payable. If the debt securities of that series are original issue discount securities or indexed securities, then the applicable trustee or the holders of 25% or more in principal amount of the debt securities of that series will have the right to declare the portion of the principal amount as may be specified in the terms thereof to be due and payable. However, at any time after such a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of at least a majority in principal amount of outstanding debt securities of such series or of all debt securities then outstanding under the applicable indenture may rescind and annul such declaration and its consequences if:

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  the company has deposited with the applicable trustee all required payments of the principal and any premium (or make-whole amount) which have become due other than by such declaration or acceleration, interest and, to the extent permitted by law, interest on overdue installment of interest, plus applicable fees, expenses, disbursements and advances of the applicable trustee; and

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  all events of default, other than the non-payment of accelerated principal, or a specified portion thereof, and any premium (or make-whole amount), have been cured or waived.

        The indentures will also provide that the holders of at least a majority in principal amount of the outstanding debt securities of any series or of all debt securities then outstanding under the applicable indenture may, on behalf of all holders, waive any past default with respect to such series and its consequences, except a default:

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  in the payment of the principal, any premium (or make-whole amount) or interest;

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  in respect of a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holders of the outstanding debt security that is affected by the default; or

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  in respect of a covenant or provision for the benefit or protection of the trustee, without its express written consent.

        The indentures will require each trustee to give notice to the holders of debt securities within 90 days of a default unless such default has been cured or waived. However, the trustee may withhold notice if specified responsible officers of such trustee consider such withholding to be in the interest of the holders of debt securities. The trustee may not withhold notice of a default in the payment of principal, any premium or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series.

        The indentures will provide that holders of debt securities of any series may not institute any proceedings, judicial or otherwise, with respect to such indenture or for any remedy under the indenture, unless the trustee fails to act for a period of 60 days after the trustee has received a written request to institute proceedings in respect of an event of default from the holders of 25% or more in principal amount of the outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to the trustee. However, this provision will not prevent any holder of debt securities from instituting suit for the enforcement of payment of the principal of, and any premium (or make-whole amount) and interest on, such debt securities at the respective due dates thereof.

        The indentures will provide that, subject to provisions in each indenture relating to its duties in the case of a default, a trustee has no obligation to exercise any of its rights or powers at the request or direction of any holders of any series of debt securities then outstanding under the indenture, unless the holders have offered to the trustee reasonable security or indemnity. The holders of at least a majority in principal amount of the outstanding debt securities of any series or of all debt securities then outstanding under an indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon such trustee. However, a trustee may refuse to follow any direction which:

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  is in conflict with any law or the applicable indenture;

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  may involve the trustee in personal liability; or

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  may be unduly prejudicial to the holders of debt securities of the series not joining the proceeding.

        Within 120 days after the close of each fiscal year, we will be required to deliver to each trustee a certificate, signed by one of our several specified officers, stating whether or not that officer has knowledge of any default under the applicable indenture. If the officer has knowledge of any default, the notice must specify the nature and status of the default.

Modification of the Indentures

        The indentures will provide that modifications and amendments may be made only with the consent of the affected holders of at least a majority in principal amount of all outstanding debt securities issued under that indenture. However, no such modification or amendment may, without the consent of the holders of the debt securities affected by the modification or amendment:

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  change the stated maturity of the principal of, or any premium (or make-whole amount) on, or any installment of principal of or interest on, any such debt security;

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  reduce the principal amount of, the rate or amount of interest on or any premium (or make-whole amount) payable on redemption of any such debt security;

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  reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

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  change the place of payment or the coin or currency for payment of principal of, or any premium (or make-whole amount) or interest on, any such debt security;

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  impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

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  reduce the percentage in principal amount of any outstanding debt securities necessary to modify or amend the applicable indenture with respect to such debt securities, to waive compliance with particular provisions thereof or defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable indenture; and

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  modify any of the foregoing provisions or any of the provisions relating to the waiver of particular past defaults or covenants, except to increase the required percentage to effect such action or to provide that some of the other provisions may not be modified or waived without the consent of the holder of such debt security.

        The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, our compliance with material restrictive covenants of the applicable indenture.

        Watts and its respective trustee may make modifications and amendments of an indenture without the consent of any holder of debt securities for any of the following purposes:

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  to evidence the succession of another person to the company as obligor under such indenture;

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  to add to our covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in such indenture;

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  to add events of default for the benefit of the holders of all or any series of debt securities;

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  to add or change any provisions of an indenture (1) to facilitate the issuance of, or to change or eliminate restrictions on the payment of principal of, or premium (or make-whole amount) or interest on, debt securities in bearer form, or (2) to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

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  to change or eliminate any provisions of an indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior thereto which are entitled to the benefit of such provision;

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  to secure the debt securities;

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  to establish the form or terms of debt securities of any series;

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  to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under an indenture by more than one trustee;

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  to cure any ambiguity, defect or inconsistency in an indenture, provided that such action shall not adversely affect the interests of holders of debt securities of any series issued under such indenture; and

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  to supplement any of the provisions of an indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, provided that such action shall not adversely affect the interests of the holders of the outstanding debt securities of any series.

Voting

        The indentures will provide that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver under the indentures or whether a quorum is present at a meeting of holders of debt securities:

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  the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof;

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  the principal amount of any debt security denominated in a foreign currency that shall be deemed outstanding shall be the United States dollar equivalent, determined on the issue date for such debt security, of the principal amount or, in the case of an original issue discount security, the United States dollar equivalent on the issue date of such debt security of the amount determined as provided in the preceding bullet point;

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  the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided for such indexed security under such indenture; and

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  debt securities owned by us or any other obligor upon the debt securities or by any affiliate of ours or of such other obligor shall be disregarded.

        The indentures will contain provisions for convening meetings of the holders of debt securities of a series. A meeting will be permitted to be called at any time by the applicable trustee, and also, upon request, by us or the holders of at least 25% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in such indenture. Except for any consent that must be given by the holder of each debt security affected by the modifications and amendments of an indenture described above, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series represented at such meeting.

        Notwithstanding the preceding paragraph, except as referred to above, any resolution relating to a request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, of the aggregate principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of such specified percentage.

        Any resolution passed or decision taken at any properly held meeting of holders of debt securities of any series will be binding on all holders of such series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series. However, if any action is to be taken relating to a consent or waiver which may be given by the holders of at least a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding such percentage will constitute a quorum.

        Notwithstanding the foregoing provisions, the indentures will provide that if any action is to be taken at a meeting with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that such indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected by such action, or of the holders of such series and one or more additional series:

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  there shall be no minimum quorum requirement for such meeting; and

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  the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such indenture.

Subordination of Subordinated Debt Securities

        Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on these securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the subordinated debt indenture, to all of our senior indebtedness.

        Unless otherwise provided in the applicable prospectus supplement, the subordination provisions of the subordinated debt indenture will apply to subordinated debt securities. The subordinated debt indenture will provide that, unless all principal of and any premium or interest on the senior indebtedness has been paid in full, or provision has been made to make these payments in full, no payment of principal of, or any premium or interest on, any subordinated debt securities may be made, and no redemption, purchase or other acquisition of the subordinated debt securities may be made, in the event:

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  of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings involving the company or its assets;

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  of any liquidation, dissolution or other winding up of the company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy;

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  of any assignment for the benefit of creditors;

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  that a default has occurred in the payment of principal, any premium, interest or other monetary amounts due and payable on any senior indebtedness or there has occurred any other event of default concerning senior indebtedness that permits the holder or holders of the senior indebtedness or a trustee with respect to senior indebtedness to accelerate the maturity of the senior indebtedness with notice or passage of time, or both, and that event of default has continued beyond the applicable grace period, if any, and that default or event of default has not been cured or waived or has not ceased to exist and any related acceleration has been rescinded; or

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  that the principal of and accrued interest on any subordinated debt securities have been declared due and payable upon an event of default as defined under the subordinated debt indenture and that declaration has not been rescinded and annulled as provided under the subordinated debt indenture.

        If the trustee under the subordinated debt indenture or any direct holders of the subordinated debt securities receive any payment or distribution that is prohibited under the subordination provisions, then the trustee or the direct holders will have to repay that money to the direct holders of the senior indebtedness. Even if the subordination provisions prevent the company from making any payment when due on the subordinated debt securities of any series, the company will be in default on its obligations under that series if the company does not make the payment when due. This means that the trustee under the subordinated debt indenture and the direct holders of that series can take action against the company, but they will not receive any money until the claims of the direct holders of senior indebtedness have been fully satisfied. The subordinated indenture will not restrict the amount of senior debt or other indebtedness of Watts and its respective subsidiaries. As a result of these subordination provisions, in the event of a distribution of assets upon insolvency, holders of subordinated securities may recover less, ratably, than our general creditors.

        The prospectus supplement may include a description of additional terms implementing the subordination feature.

Discharge, Defeasance and Covenant Defeasance

        Unless otherwise indicated in the applicable prospectus supplement, the indentures will allow Watts to discharge its obligations to holders of any series of debt securities issued under any indenture when:

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  either (1) all securities of such series have already been delivered to the applicable trustee for cancellation; or (2) all securities of such series have not already been delivered to the applicable trustee for cancellation but (A) have become due and payable, (B) will become due and payable within one year, or (C) if redeemable at the company's option, are to be redeemed within one year, and the company, has irrevocably deposited with the applicable trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable, an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal and any premium (or make-whole amount) and interest to the date of such deposit if such debt securities have become due and payable or, if they have not, to the stated maturity or redemption date;

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  Watts has paid or caused to be paid all other sums payable; and

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  an officers' certificate and an opinion of counsel stating the conditions to discharging the debt securities have been satisfied has been delivered to the trustee.

        Unless otherwise indicated in the applicable prospectus supplement, the indentures will provide that, upon the company's irrevocable deposit with the applicable trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or government obligations, or both, applicable to such debt securities, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, and any premium (or make-whole amount) and interest on, such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor, the company may elect either:

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  to defease and be discharged from any and all obligations with respect to such debt securities; or

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  to be released from its obligations with respect to such debt securities under the applicable indenture or, if provided in the applicable prospectus supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an event of default with respect to such debt securities.

        Notwithstanding the above, Watts may not elect to defease and be discharged from the obligation to pay any additional amounts upon the occurrence of particular events of tax, assessment or governmental charge with respect to payments on such debt securities and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities, or to hold monies for payment in trust.

        The indentures will only permit Watts to establish the trust described in the paragraph above if, among other things, it has delivered to the applicable trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling received from or published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture. In the event of such defeasance, the holders of such debt securities would be able to look only to such trust fund for payment of principal, any premium (or make-whole amount) and interest.

        Unless otherwise provided in the applicable prospectus supplement, all payments of principal of, and any premium (or make-whole amount) and interest on, any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in United States dollars.

        In the event that (a) Watts effects covenant defeasance with respect to any debt securities and (b) those debt securities are declared due and payable because of the occurrence of any event of default, the amount in the currency, currency unit or composite currency in which such debt securities are payable, and government obligations on deposit with the applicable trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such event of default. However, Watts would remain liable to make payments of any amounts due at the time of acceleration. Notwithstanding the first sentence of this paragraph, the events of default in (b) above shall not include the event of default described in (1) the fourth bullet point under "Description of Debt Securities—Event of Default, Notice and Waiver" with respect to specified sections of an indenture or (2) the seventh bullet point under "Description of Debt Securities—Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance.

        The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Conversion Rights

        The terms and conditions, if any, upon which the debt securities are convertible into Class A Common Stock or preferred stock will be set forth in the applicable prospectus supplement. The terms will include whether the debt securities are convertible into shares of Class A Common Stock or preferred stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the company's option or the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the debt securities and any restrictions on conversion.

Global Securities

        The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to such series. Global securities, if any, issued in the United States are expected to be deposited with The Depository Trust Company, or DTC, as depository. Watts may issue global securities in either registered or bearer form and in either temporary or permanent form. Watts will describe the specific terms of the depository arrangement with respect to a series of debt securities in the applicable prospectus supplement relating to such series. We expect that unless the applicable prospectus supplement provides otherwise, the following provisions will apply to depository arrangements.

        Once a global security is issued, the depository for such global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by such global security to the accounts of participants that have accounts with such depository. Such accounts shall be designated by the underwriters, dealers or agents with respect to such debt securities or by Watts if it offers such debt securities directly. Ownership of beneficial interests in such global security will be limited to participants with the depository or persons that may hold interests through those participants.

        We expect that, under procedures established by DTC, ownership of beneficial interests in any global security for which DTC is the depository will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of participants with the depository) and records of participants (with respect to beneficial interests of persons who hold through participants with the depository). Neither Watts nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its participants relating to beneficial ownership interests in the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

        So long as the depository for a global security or its nominee is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as described below or in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable indenture. Beneficial owners of debt securities evidenced by a global security will not be considered the owners or holders thereof under the applicable indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the trustee under the indenture. Accordingly, each person owning a beneficial interest in a global security with respect to which DTC is the depository must rely on the procedures of DTC and, if such person is not a participant with the depository, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the applicable indenture. We understand that, under existing industry practice, if DTC requests any action of holders or if an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the applicable indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners through such participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

        Payments of principal of, and any premium (or make-whole amount) and interest on, individual debt securities represented by a global security registered in the name of a depository or its nominee will be made to or at the direction of the depository or its nominee, as the case may be, as the registered owner of the global security under the applicable indenture. Under the terms of the applicable indenture, Watts and the trustee may treat the persons in whose name debt securities, including a global security, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither we nor the trustee have or will have any responsibility or liability for the payment of such amounts to beneficial owners of debt securities including principal, any premium (or make-whole amount) or interest. We believe, however, that it is currently the policy of DTC to immediately credit the accounts of relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such participants. Redemption notices with respect to any debt securities represented by a global security will be sent to the depository or its nominee. If less than all of the debt securities of any series are to be redeemed, we expect the depository to determine the amount of the interest of each participant in such debt securities to be redeemed to be determined by lot. Neither Watts, the trustee, any paying agent nor the security registrar for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such debt securities or for maintaining any records with respect thereto.

        Neither we nor the trustee will be liable for any delay by the holders of a global security or the depository in identifying the beneficial owners of debt securities, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a global security or the depository for all purposes. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

        If a depository for any debt securities is at any time unwilling, unable or ineligible to continue as depository and we do not appoint a successor depository within 90 days, we will issue individual debt securities in exchange for the global security representing such debt securities. In addition, Watts may at any time and in their sole discretion, subject to any limitations described in the applicable prospectus supplement relating to such debt securities, determine not to have any of such debt securities represented by one or more global securities and in such event will issue individual debt securities in exchange for the global security or securities representing such debt securities. Individual debt securities so issued will be issued in denominations of $1,000 and integral multiples of $1,000.

        The debt securities of a series may also be issued in whole or in part in the form of one or more bearer global securities that will be deposited with a depository, or with a nominee for such depository, identified in the applicable prospectus supplement. Any such bearer global securities may be issued in temporary or permanent form. The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of debt securities to be represented by one or more bearer global securities will be described in the applicable prospectus supplement.

No Recourse

        There is no recourse under any obligation, covenant or agreement in the applicable indenture or with respect to any security against any of our or our successor's past, present or future stockholders, employees, officers or directors.

LEGAL MATTERS

        The validity of the securities we are offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

        The consolidated financial statements of Watts Industries, Inc. as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 appearing in Watts Industries, Inc.'s Form 10-K for the year ended December 31, 2002, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing. KPMG's report dated February 12, 2003 except as to note 19 which is as of March 25, 2003, refers to a change in accounting for goodwill and other intangible assets based on the adoption of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading "Where You May Find More Information."

WHERE YOU MAY FIND MORE INFORMATION

        This prospectus does not contain all of the information contained in the registration statement because we have omitted parts of the registration statement in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, we refer you to the registration statement, which you may read and copy at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies at the prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about its public reference room. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Watts Industries, that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission's web site at http://www.sec.gov.

        We are subject to the informational requirements of the Exchange Act, and we are required to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Our Securities and Exchange Commission file number is 1-11499. Copies of these materials can be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Our Class A Common Stock is listed on the New York Stock Exchange under the symbol "WTS".

        The Securities and Exchange Commission allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus and later information that we file with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate by reference the specific documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered under this prospectus are sold:

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  our Current Report on Form 8-K, filed on May 19, 2003;

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  our Current Report on Form 8-K, filed on May 15, 2003;

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  our Current Report on Form 8-K, filed on May 6, 2003;

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  our Proxy Statement filed on April 17, 2003 for the stockholders meeting held on May 20, 2003;

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  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

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  our Current Report on Form 8-K, filed on March 26, 2003;

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  our Annual Report on Form 10-K for the year ended December 31, 2002; and

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  the description of our Class A Common Stock contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on June 22, 1995 pursuant to the Exchange Act and all amendments and reports updating the description.

        You may request a copy of these filings and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost, by writing or telephoning us at the following address: Watts Industries, Inc., 815 Chestnut Street, North Andover, MA 01845, Attention: Corporate Secretary. Telephone requests may be directed to the Corporate Secretary at (978) 688-1811. Our internet site address is www.wattsind.com. The information on our website does not constitute a part of this prospectus.

4,000,000 Shares

Class A Common Stock

Prospectus Supplement

JPMorgan
Robert W. Baird & Co.
McDonald Investments Inc.
Needham & Company, Inc.
Morgan Joseph & Co. Inc.

December 10, 2003

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our class A common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the class A common stock or possession or distribution of this prospectus supplement and the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement and the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.